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03050458

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Varitronix Int'l Ltd

*CURRENT ADDRESS



PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3820 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/7/03

ANNUAL REPORT 2002


VL OLED AREA
COLOR DEMO







VARITRONIX INTERNATIONAL LIMITED

Contents

Corporate Information

Board of Directors

Dr Chang Chu Cheng, *Chairman*
Dr Yan Sze Kwan
Chung Shun Ming
Kwok Siu Kwan
James Lee Goon Nam*
Professor Charles Kao Kuen**
Anthony Lui Chi Shing**

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

Secretary

Peter Lo Chi Lik

Solicitors

Woo, Kwan, Lee & Lo

Auditors

KPMG

Bankers

HSBC Republic Bank (Suisse) SA
Citibank, N.A.
Standard Chartered Bank
Shanghai Commercial Bank Limited

Registered Office

Clarendon House
Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business

22 Chun Cheong Street
Tseung Kwan O Industrial Estate
Tseung Kwan O
Hong Kong

Principal Registrar

Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Hamilton
Bermuda

Hong Kong Branch Shares Registrar

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

Web Site

http://www.varitronix.com

Financial Highlights

Geographic Destination for Products


2002
2001

	2002	2001
Hong Kong and PRC	**26.0%**	11.7%
Rest of Asia	**10.4%**	11.8%
North America	**11.3%**	21.3%
United Kingdom	**9.6%**	10.7%
Germany	**8.7%**	7.9%
France	**14.0%**	14.4%
Other European countries	**18.3%**	21.3%
Others	**1.7%**	0.9%
Total	**100%**	100%

Turnover/Profit After Tax


HK$ million
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
909
308
846
259
1,254
206
1,042
34
1,086
111
1998
1999
2000
2001
2002
Turnover
Profit after Tax

Share Price Movement (1 July 1991 - 31 March 2003)


HK$
25
20
15
10
5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
High -Low
25-Mav
200-Mav

BUSINESS REVIEW

Review of operations

2002 was a steady year for Varitronix reflected by encouraging improvements in operating results and solid progress in technology development. Benefiting from significant sales growth in the PRC market, turnover was 4.2% higher than 2001 at HK$1,086 million. The European market continued to be the Group's largest market, accounting for 50.6% of total turnover. Compared to 2001, turnover contribution from the North American market was lower at 11.3%. This can be partly explained by the growing number of customers who relocated their operations to the PRC, hence the share in the HK/China market increased from 11.7% to 26.0%. The significant rise in the PRC's contribution was also attributable to the valuable support from our joint venture partner Tsinghua University Enterprise Group, who helped to broaden our business connections and provided strategic guidance. In addition, it reflected the thriving conditions in the PRC domestic telecommunications sector.

Sales of our automotive products recorded impressive growth, a direct result of the QS9000 Quality System certification in 2001 and the cumulative efforts in deepening our understanding of customers' requirements. In view of stringent product requirements, the certification will continue to be a crucial asset in securing orders from our automotive customers. In addition, thanks to our highly flexible manufacturing facilities and technological capabilities, we were able to secure significant orders from telecommunication customers especially in the PRC in the second half of the year. Annual sales in telecommunication products were however comparatively lower than last year. This can partly be explained by the fact that backlog orders from the telecommunication sector had carried forward to the first half of 2001. Notwithstanding this, sales in the telecommunications sector started to gradually improve in the second half of 2002 following a period of consolidation. Performance of our industrial products, which continued to be our most important product category, was steady in spite of the weak economic conditions prevailing in many parts of the world.


1.89' Co STN LCD
128xRGBx160
65k colors
3 Ledge Free
Transflective Type
White LEDs
Varitronix Limited

Colour STN LCD

The Group's focused strategies in restoring performance have proven to be highly effective in further improving our first-half results. For the full year, the Group achieved profit attributable to shareholders of HK$111 million, a rebound of 157.3% from the previous year. Amidst the highly competitive market environment, our business margins actually improved. Whilst careful production planning and stringent cost controls were important factors, continual improvements in operational management and process optimization have also contributed greatly. Together, these have helped to deliver a lower level of material content. Staff costs as well as other operating expenses were lower despite the higher level of sales achieved. Our profitability would have been higher if the charge against operating profit of HK$10 million resulting from the winding up of an investment portfolio in the first-half was excluded. The overall results would have been even better if the Group could have achieved a turnaround at its Penang plant during the year.

In addition to improving results, we have also moved forward in our technology roadmap. The Group's Bistable Cholesteric Display was awarded the 2002 Outstanding Innovation and Technology Silver Award by The Hong Kong Electronic Industries Association in recognition of its creative design, features and technology. Having successfully completed the prototypes of both monochrome and area color OLED displays, the Group pro-actively geared up its technical capacity in the second-half by entering various strategic partnerships. This included the alliance with DuPont Displays to assemble and distribute OLED display modules. In addition to this alliance, the Group had entered into a licensee agreement with Eastman Kodak Company permitting the Group to manufacture and sell passive matrix OLED modules based on Kodak's small molecule technology. The Group was the first Hong Kong company to be licensed by Kodak. The Group also collaborated with the UK based ZBD Displays Limited to develop the manufacturing process for zero-power displays. Prototype orders for our new color STN products were also secured during the year. These strategic moves are instrumental in planting the seeds for future sustainable growth and places the Group in the forefront in seizing emerging opportunities.



LCoS High Definition rear projection TV

The Group's balance sheet remained extremely healthy. Supported by robust cash flow from operations, net liquid funds were reported at a higher level of HK$716 million at the end of the review period. This represents an increase of 16.2% over the level reported at the end of 2001 in spite of the fact that the majority of the payments for the construction, new equipment and facility costs of the new Heyuan plant had been settled during the year. To exercise prudent financial management, the Group was essentially in a debt free position. Inventory level was also lower than last year end.

PROSPECTS

The existing uncertainties besieging the global economy are expected to linger in 2003, creating overall cautious business sentiment. Amongst these concerns, the possible slowdown of the U.S economy will be a key influence. However, the PRC market is expected to sound a positive note, where the growth momentum of its telecommunications sector is anticipated to continue. We expect our sales in the PRC market to continue experiencing dynamic growth, reaching yet further highs in the year to come. As for the LCD industry, growing popularity of full color displays especially for handheld products will lend considerable support, helping the industry to develop steadily in the year ahead. Remaining at the forefront, we will not only deliver color solutions for color STN but also TFT solutions through alliance with TFT manufacturers, enabling us to stand out from our competitors.


TFT LCD
128xRGBx160
65k/262k colors
Transmissive Type
White LEDs

Colour TFT Module

Faced with this market environment, defined corporate strategies combined with a high degree of production flexibility, are keys to maintaining competitiveness. As we approach our 25th year in business, our focus for 2003 will be to promote top line growth whilst continuing to raise efficiencies to enhance the bottom line. The rapidly expanding PRC economy will continue to create a background conducive to the Group's business. With the strong ability to deliver premier display products, our strength in capturing this market potential is further boosted by the technical support of the Tsinghua University Enterprise Group.

Whilst the Group's short term order growth appears promising, long term visibility remains low in view of the current world situation. However, ongoing efforts to review our technical capabilities have helped to expedite business expansion. The partnership with DuPont Display and licensee agreement from Eastman Kodak have placed the Group in the wings, poised to capture opportunities once the OLED market matures. To enrich our product variety, we are also actively developing full color OLED. Adhering to our commitment to research and development, we will continue to place strong emphasis on increasing the relevance of our production capabilities to match market requirements. In addition to the development of new products, the improvement of existing products, coupled with focused marketing strategies, will also be important elements.



Black-and-white bistable cholesteric display in electronic book application

Enhancing our operational leverage will also be a central task. Building construction at our new Heyuan plant has now drawn to a finish. Equipment installation is underway and is expected to be operational in the second half of the year. On the other hand, whilst resources are being allocated to revamp the Penang plant, the management remains conservative to its turnaround in the near term. However, we believe that our continuous commitment to reviewing and streamlining operations will ensure that our efficiencies and utilization rates will be further improved.

With clearly identified expansion plans and prudent production management, the Group is back on track to attaining better performance. Varitronix is committed to leveraging its renowned production excellence and innovation to deliver improved returns to shareholders in the years ahead.

On behalf of the directors, I would like to thank our staff for their dedication and efforts in the past year. I would also like to thank our customers, suppliers and shareholders for their continuous support. I look forward to working more closely with them to deliver even better results in the future.

Dr C.C. Chang
Chairman

Hong Kong, 3 April 2003


We Put Our Heart on DISPLAY

The Group's performance was discussed in detail in the Chairman's Statement. This part intends to offer further information not mentioned in the Chairman's Statement.

CASH FLOWS

During the year 2002, the net cash flows increased by HK$97 million notwithstanding that HK$99 million was paid for capital expenditures.

Cash generated from operations was HK$210 million compared with HK$278 million in 2001. The change was due to a slight increase in trade and other receivables. Additionally, there was exceptionally high cash generation in 2001 when the inventory and receivables were cut down from very high levels.

Compared to 2001, cash used in investing activities decreased slightly to HK$63 million from HK$67 million. The slight decrease in cash used in investing activities was due to proceeds received from liquidation of a non-trading mutual fund which also resulted in a loss of HK$10.5 million. Capital expenditures were HK$99 million, a similar level to 2001. These expenditures related to the construction of a new manufacturing facility in Heyuan, PRC and the necessary expansion of various other facilities.

Net cash used in financing activities decreased to HK$27 million in 2002 from HK$32 million in 2001, primarily due to the lower dividends paid in 2002 compared to 2001 though the repayment of bank loan increased by HK$28 million.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Total assets as of 31 December 2002, increased HK$116 million or 7.3% from 2001, largely due to increased liquid funds. The liquid funds comprising trading and non-trading securities, cash and cash equivalents amounted to HK$777 million as at 31 December 2002.

For the year ended 31 December 2002, the Group's inventory turnover ratio was 5.3 times compared with 3.63 times for the twelve months ended 31 December 2001. The increase was primarily due to improved inventory management at the factories and in the distribution channels. Inventory turnover is defined as turnover divided by average inventory during the year.

Trade debtors and bills receivables were outstanding an average of 79.6 days for the year ended 31 December 2002, at similar level as 79.1 days for the same period in 2001. Working capital, defined as current assets less current liabilities, increased HK$97.2 million from 31 December 2001 largely due to the increase in cash and cash equivalents.

The ratio of total debt to total capital (debt plus equity) was 6.2% at 31 December 2002 compared with 6.7% at 31 December 2001. Excluding the loss on liquidation of non-trading mutual fund during the year ended 31 December 2002, the return on assets was 8.7% compared with 6.7% for the year ended 31 December 2001, excluding the special write off of inventories.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2002, the Group employed approximately 4,150 persons around the world, of whom approximately 529 were in Hong Kong, 3,066 in PRC and 555 overseas. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group operates an employee share option scheme and provides rent-free quarters to its employees in the PRC. For details of the Directors' emoluments, please refer to note 7 on the financial statements.

CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 28 on the financial statements.

FOREIGN CURRENCY EXPOSURE

The Group continues to conduct most of its business to US dollar or HK dollar. That, together with a policy of keeping the majority of our assets also in these currencies, ensures that our exposure to exchange rate fluctuations is minimal.

1. *CUSTOMERS AND SUPPLIERS*

The information in respect of the Group's turnover and purchases attributable to the major customers and suppliers during the financial year ended 31 December 2002 is as follows:

(a) Major customers

	Percentage of the Group's total turnover
The largest customer	7%
Five largest customers in aggregate	24%

(b) Major suppliers

	Percentage of the Group's total purchases
The largest supplier	8%
Five largest suppliers in aggregate	32%

At no time during the year have the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owned more than 5% of the Company's share capital) any beneficial interests in these major customers and suppliers.

2. *FINANCIAL REVIEW*

The principal income of the Group for the year ended 31 December 2002 is derived mainly from sales of Liquid Crystal Displays and Liquid Crystal Display Modules. Turnover for the year was HK$1,085,558,000 which is an increase of 4.2% over the previous year. The operating profit was HK$140,838,000. The profit attributable to shareholders amounted to HK$111,378,000, which represents an increase of 157.3% over the previous year.

There was a net cash inflow during 2002. Cash and deposits with banks and other financial institutions less bank overdrafts at 31 December 2002 totalled HK$460,875,000.

3. *DETAILS OF DIRECTORS*

Dr Chang Chu Cheng, 59, is the Chairman of the Group. He gained his doctorate in Solid State Electronics from the University of Manchester Institute of Science & Technology in 1969 and lectured in Physics and Electronics at the Chinese University of Hong Kong prior to co-founding Varitronix in 1978 with other fellow directors. He presently serves as a Non-Executive Director of SAS Dragon Holdings Limited and Fujikon Industrial Holdings Limited which are both listed on The Hong Kong Stock Exchange Limited. He is also currently a member of TDC Electronics/Electrical Appliances Industry Advisory Committee, an Honorary Advisor of Hong Kong Critical Components Manufacturers Association and an honorary Chairman of Hong Kong Photographic and Optics Manufacturers Association.

3. *DETAILS OF DIRECTORS (continued)*

Dr Yan Sze Kwan, 59, is a Director of the Company with responsibility for overlooking operations and plant expansion. He has a Ph.D. in Physics from Massachusetts Institute of Technology and a postdoctoral from Wesleyan University, USA. From 1978 to 1987 he lectured firstly at Baptist College and subsequently at Hong Kong Polytechnic. Dr. Yan has been a Director since 1978 and subsequently became an Operations Manager of Varitronix in 1987.

Chung Shun Ming, 56, is a Director of the Company and Varitronix Limited, the main production arm of the Group, responsible for production planning and marketing. He holds a B.Sc. in Electrical Engineering from the University of California, Berkeley. From 1970 to 1978 he worked for Tai Wo Electronics Co. before joining Varitronix in 1978.

Kwok Siu Kwan, 51, is a Director of the Company responsible for technical development. He graduated from Hong Kong University and subsequently gained an M.Phil in Electronics at the Chinese University of Hong Kong and worked for Microelectronics Ltd. and Ampex Ferrotec Ltd. before joining Varitronix in 1979.

James Lee Goon Nam, 62, was an Executive Director of the Company and had primary responsibility for project development. He holds an M.Sc.Eng. from the University of New South Wales and from 1966 to 1974 was with AWA Limited in Australia. He subsequently lectured in Electronics at the Chinese University of Hong Kong before joining Varitronix full time in 1986 but has been a Director of Varitronix since its establishment and a non-executive director since beginning of 2001.

Professor Charles Kao Kuen, 69, has been an independent Non-Executive Director of the Company since 1991. He is a member of the Audit Committee of the Company. He was the former Vice-Chancellor of the Chinese University of Hong Kong (October 87 – July 96). He gained a Ph.D. from the University of London and is a world renowned expert in telecommunications and fibre optics. Since his retirement from the University in 1996, he has become a consultant. He is the Chairman and CEO of his consulting company, ITX Services Limited.

Anthony Lui Chi Shing, 57, has been an independent Non-Executive Director of the Company since 1991. He is the Chairman of the Audit Committee of the Company. He is a Fellow of the Institute of Chartered Accountants in England and Wales, an Associate Member of the Chartered Institute of Taxation and an Associate Member of the Hong Kong Society of Accountants. He has been practising as an accountant in Hong Kong for 24 years and is the sole proprietor of the firm Milne Ross (Certified Public Accountants).

4. *SENIOR MANAGEMENT'S PROFILES*

The management executives of the Company during the financial year were as follows:

Hong Kong and China

Craig Masterton	Deputy Operations Officer
Patrick Pun	Financial Controller
Dr Y.K. Fung	Project Manager
K.P. Ho	Technical Manager/LCM R&D
Amy Hsu	Human Resources Manager

Malaysia

Dr Tom S.K. Seah	Chief Executive Officer, Varitronix (Malaysia) Sdn. Bhd.
Peter T.H. Chang	General Manager, Varitronix (Malaysia) Sdn. Bhd.

The details of the management executives are as follows:

Craig Masterton, 55, is the Deputy Operations Officer of the Company. His primary responsibility for Manufacturing, Quality, Production and Material Control, Design Development, Process Engineering, and Purchasing. He has a M.Sc in Organizational Effectiveness from the University of New Haven and continued postgraduate studies in Organizational Effectiveness at Yale University. He has over 30 years of experience in various industries and was a consultant to companies in the international business environment for nine of those years.

Patrick Pun, 42, is the Financial Controller responsible for overall finance matters of the Group. Mr. Pun is a Chartered Management Accountant in U.K. and a Fellow of the Hong Kong Society of Accountants. Mr. Pun has over 15 years working experience with several multinational companies before joining the Group in 1997. Presently he is the Chairman of Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a member of the Hong Kong Productivity Council and a member of Committee on Technologist Training of the Vocational Training Council.

Dr Y.K. Fung, 48, is a Project Manager of Varitronix Limited. After graduating from Ottawa University with a B.A.Sc. in Electrical Engineering in 1981, he worked for many years in the LCD industry both in this region and in the U.S.. Before joining the Group in 1995, he was with Kent States University from 1989 to 1994 working for his master and doctorate degrees in Physics.

K.P. Ho, 56, graduated from Hong Kong Polytechnic in 1973 with a Higher Certificate in Electrical Engineering and joined the Group in 1982. He is responsible for research and development of LCM products.

Amy Hsu, 48, is a Human Resources Manager of Varitronix Limited. She has over 20 years of extensive experience in all aspects of human resources management from diversified fields and with several multi-national companies working in HK, PRC, Canada & Taiwan before joining the Group in 2000. She graduated from Kingston University in UK and has been certified as HR Professional of Ontario (CHRP), MIPM in UK, and also members of various distinguished professional bodies such as Business British Graduate Society (UK), HK Society of Training & Development and Institute of Human Resources Management in HK.

4. *SENIOR MANAGEMENT'S PROFILES (continued)*

Dr Tom S.K. Seah, 53, is the Chief Executive Officer and a Director of Varitronix (Malaysia) Sdn. Bhd.. Immediately after he gained his doctorate in Theoretical Physics from University of North Carolina in 1975, he did his military service as an Artillary Officer in the Singapore Armed Forces until 1978. He then joined Printed Circuits International Ltd. (Singapore) as Project Engineer and left in 1981 as Product Director responsible for the entire LCD Division. From 1981 till 1996, he held various positions in Donnelly Corporation (USA) as Applied Research Manager, Technical Director and finally General Manager of a subsidiary of Donnelly in Yantai of China. He joined Varitronix (Malaysia) Sdn. Bhd. in July 1996.

Peter T.H. Chang, 53, is the General Manager of Varitronix (Malaysia) Sdn. Bhd.. He graduated from the University of Birmingham in 1975 with an M.Sc. and worked for National Semiconductor Corp. for three years as a QA Engineering Manager followed by working as General Manager in several other corporations in Malaysia. He joined Varitronix in 1992.

5. *STAFF RETIREMENT SCHEMES*

A subsidiary of the Company, Varitronix Limited, operates a defined contribution retirement scheme, whose assets are separate from the Group. The scheme is formally established under trust and is approved by the Inland Revenue Department under Section 87A of the Inland Revenue Ordinance. Both the employer and the employee are required to contribute 5% of the employee's basic monthly salary to the scheme.

The total retirement scheme cost charged to the Income Statement for the year was HK$5,879,000 (2001: HK$6,188,000). Charges to administer the scheme are deducted from the employer's contributions. Forfeited contributions are used by the employer to offset against future contributions. The amount so utilised during the year was HK$201,000 (2001: HK1,552,000) and no balance (2001: Nil) was available for such use at 31 December 2002.

With effect from 1 December 2000, the Group also operates a MPF Scheme which was compulsory as enforced by The Mandatory Provident Fund Schemes Authority of Hong Kong. The existing retirement scheme will be a Top-Up ORSO scheme. The MPF Scheme is a defined contribution retirement benefit scheme administrated by independent trustees. The employer and the employee have to contribute in total an amount equal to 10% of the relevant income of the employee to the MPF Scheme. Contributions from employer are 100% vested in the employees accounts as soon as they are paid to the relevant MPF Scheme but all benefits derived from the mandatory contributions must be preserved until the employee reaches the retirement age of 65 subject to a few exceptions. The vesting for retirement scheme will remain unchanged.

Varitronix (Malaysia) Sdn. Bhd. operates a staff provident fund scheme under the Employees Provident Fund Act 1951. The employer and employee are required to contribute a certain percentage of the employee's basic monthly salary according to the Act. The total employer's contributions charged to the Income Statement for the year was HK$1,877,000 (2001: HK$2,193,000).

Report of the Directors

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 26 on the financial statements.

SUBSIDIARIES

Particulars of the Company's subsidiaries at 31 December 2002 are set out in note 14 on the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2002 and the state of the Company's and the Group's affairs at that date are set out in the financial statements on pages 20 to 54.

An interim dividend of 4.4 cents per share (2001: 6.5 cents per share) was paid on 28 November 2002. The directors now recommend the payment of a special dividend of 4.0 cents per share (2001: 4.0 cents per share) and a final dividend of 18.0 cents per share (2001: 2.5 cents per share) in respect of the year ended 31 December 2002.

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are set out in note 24 on the financial statements. Shares were issued on the exercise of share options and as a result of scrip dividends.

CHARITABLE DONATIONS

No donation was made by the Group during the year (2001: HK$332,000).

FIXED ASSETS

Movements in fixed assets during the year are set out in note 12 on the financial statements.

DIRECTORS

The Directors during the financial year and up to the date of this report were:

Dr Chang Chu Cheng, Chairman
Dr Yan Sze Kwan
Chung Shun Ming
Kwok Siu Kwan
James Lee Goon Nam*
Professor Charles Kao Kuen**
Anthony Lui Chi Shing**
Dr York Liao* (resigned on 1 June 2002)

* *Non-Executive Directors*

** *Independent Non-Executive Directors*

In accordance with the Bye-laws of the Company, Professor Charles Kao Kuen and Chung Shun Ming shall retire from office by rotation and are eligible for re-election at the forthcoming annual general meeting.

DIRECTORS' INTERESTS IN SHARES

The Directors who held office at 31 December 2002 had the following interests in the issued share capital of the Company and its subsidiaries at that date as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"):

(a) Interests in the Company

	Shares of HK$0.25 each	
	Personal interests	**Corporate interests**
Varitronix International Limited		
Dr Chang Chu Cheng	21,445	68,386,479 *(note 1)*
Dr Yan Sze Kwan	10,371,072	–
Chung Shun Ming	4,511,314	–
Kwok Siu Kwan	2,112,959	–
James Lee Goon Nam	–	4,166,978 *(note 2)*

Notes:

1. A family trust of Dr Chang Chu Cheng and his wife, Madam Iling Sieh, is the beneficial owner of the issued share capital of Colville Group Limited which holds 68,386,479 shares of the Company.

2. Mr James Lee Goon Nam is the sole beneficial owner of the entire share capital of Pressman Holdings Limited which holds 4,166,978 shares of the Company.

DIRECTORS' INTERESTS IN SHARES (Continued)

(b) Interests in subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr Chang Chu Cheng	960	78
Dr Yan Sze Kwan	123	10
Chung Shun Ming*	50	8
Kwok Siu Kwan	50	4
James Lee Goon Nam	123	10
	1,306	110

* *Mr Chung Shun Ming holds 4 non-voting deferred shares in Polysources Properties Limited in trust for all non-voting deferred shareholders of that company.*

DIRECTORS' SERVICE CONTRACTS

Drs Chang Chu Cheng and Yan Sze Kwan and Messrs Chun Shun Ming and Kwok Siu Kwan have entered into management agreements with the Company which may be terminated by either party to the agreements at three months' notice.

Non-Executive Directors are appointed for a period up to 31 December 2003 or such other date as agreed by the Non-Executive Directors and the Company.

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company, or any of its subsidiaries was a party, in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEMES

The Company had a Share Option Scheme ("Old Scheme") for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001.

A new Share Option Scheme of the Company ("New Scheme") was adopted on 22 June 2001 as an incentive to the Group's employees. The New Scheme will remain in force until 21 June 2006.

Further details of the Old Scheme and the New Scheme are set out in note 24 on the financial statements. The maximum number of shares in respect of which options may be granted (together with options exercised and options then outstanding) under the New Scheme may not exceed 10 percent of the issued share capital of the Company, excluding any shares issued on exercise of options from time to time. The total number of shares available for issue under the Share Option Schemes at 31 December 2002 represents 2.19% of the issued share capital of the Company at that date.

The share options granted are not recognised in the financial statements until they are exercised. The weighted average value per option granted in 2002 estimated at the date of grant using the Black-Scholes pricing model was HK$2.68 (2001: HK$2.71). The weighted average assumptions used are as follows:

	2002	2001
Risk-free interest rate	**4.54%**	5.72%
Expected life (in years)	**10**	10
Volatility	**47.04**	57.52

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

SHARE OPTION SCHEMES (Continued)

	Date granted	Number of options at 1 January 2002	Granted during the year	Options lapsed during the year	Options cancelled during the year	Options exercised during the year	Number of options at 31 December 2002	Exercisable period	Price per share to be paid on exercise of option	Market value per share at date of grant of options	Market value per share on exercise of options
Director											
Chang Chu Cheng	30 October 2002	-	1,000,000	-	-	-	1,000,000	31 October 2002 to 30 October 2012	4.605	4.35	N/A
Yan Sze Kwan	30 October 2002	-	1,000,000	-	-	-	1,000,000	31 October 2002 to 30 October 2012	4.605	4.35	N/A
Chung Shun Ming	30 October 2002	-	1,000,000	-	-	-	1,000,000	31 October 2002 to 30 October 2012	4.605	4.35	N/A
Kwok Siu Kwan	1 January 1998	400,000	-	(400,000)	-	-	-	1 January 2000 to 31 December 2002	10.55	13.20	N/A
	9 June 1999	150,000	-	-	-	-	150,000	9 July 1999 to 8 July 2009	10.90	15.00	N/A
	30 October 2002	-	1,000,000	-	-	-	1,000,000	31 October 2002 to 30 October 2012	4.605	4.35	N/A
Employees	1 January 1998	1,139,500	-	(1,096,500)	(43,000)	-	-	1 January 2000 to 31 December 2002	10.55	13.20	N/A
	9 June 1999	472,750	-	-	(26,000)	-	446,750	9 July 1999 to 8 July 2009	10.90	15.00	N/A
	1 June 2000	780,000	-	-	(47,000)	-	733,000	1 July 2000 to 30 June 2010	11.30	13.40	N/A
	30 August 2001	850,000	-	-	(7,000)	(226,500)	616,500	30 August 2001 to 29 August 2011	3.06	3.68	5.72
	13 September 2002	-	724,500	-	(7,000)	(6,000)	711,500	13 September 2002 to 12 September 2012	3.905	3.85	4.65
		3,792,250	4,724,500	(1,496,500)	(130,000)	(232,500)	6,657,750				

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

Other than Directors of the Company, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws and the law in Bermuda.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of bank loans, overdrafts and other borrowings of the Group at 31 December 2002 are set out in notes 21 and 23 on the financial statements.

PROPERTIES

Particulars of the properties held by the Group are shown on pages 56 and 57 of the annual report.

FIVE YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on page 55 of the annual report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2002.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited ("the Stock Exchange") in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

AUDITORS

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the board
Peter Lo Chi Lik
Secretary

Hong Kong, 3 April 2003



Auditors' report to the shareholders of
Varitronix International Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 20 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 3 April 2003

Consolidated Income Statement

For the year ended 31 December 2002 (Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000 (restated)
Turnover	3	1,085,558	1,042,004
Other revenue	4	25,588	23,439
Other net income	4	1,744	7,526
Change in inventories of finished goods and work in progress		11,092	(51,510)
Raw material and consumables used		(539,065)	(441,919)
Write off of inventories	5	–	(42,774)
Staff costs		(205,487)	(222,915)
Depreciation		(80,552)	(89,947)
Other operating expenses		(158,040)	(180,511)
Profit from operations		140,838	43,393
Finance cost	6(a)	(3,134)	(2,901)
Share of (loss)/profit of associate		(1,654)	5,735
Profit from ordinary activities before taxation	6	136,050	46,227
Taxation	8(a)	(17,704)	(13,749)
Profit from ordinary activities after taxation		118,346	32,478
Minority interests		(6,968)	10,803
Profit attributable to shareholders	9	111,378	43,281
Dividends attributable to the year	10	(80,241)	(38,811)
Earnings per share			
Basic	11	37 cents	15 cents
Diluted	11	37 cents	15 cents

The notes on pages 26 to 54 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2002 (Expressed in Hong Kong dollars)

	Note	2002		2001	
		$'000	**$'000**	$'000	$'000 (restated)
Non-current assets					
Fixed assets	12		**398,080**		393,658
Goodwill	13		**31,704**		33,386
Interest in associate	15		**16,254**		19,276
Non-trading securities	16		**226,765**		227,861
			672,803		674,181
Current assets					
Trading securities	17	**84,562**		81,020	
Inventories	18	**198,074**		213,235	
Trade and other receivables	19	**284,714**		252,998	
Cash and cash equivalents	20	**466,073**		368,578	
		1,033,423		915,831	
Current liabilities					
Bank loans and overdrafts	21	**61,706**		39,924	
Bills payable	22	**63**		2,169	
Trade and other payables	22	**163,685**		158,615	
Taxation	8(b)	**21,345**		25,729	
		246,799		226,437	
Net current assets			**786,624**		689,394
Total assets less current liabilities			**1,459,427**		1,363,575
Non-current liabilities					
Bank loans	21		–		21,324
Convertible notes	23		**31,200**		31,200
Minority interests			**28,382**		22,265
NET ASSETS			**1,399,845**		1,288,786
CAPITAL AND RESERVES					
Share capital	24		**76,023**		75,619
Reserves	25		**1,323,822**		1,213,167
			1,399,845		1,288,786

Approved and authorised for issue by the board of directors on 3 April 2003.

Dr Yan Sze Kwan
Director

Chung Shun Ming
Director

The notes on pages 26 to 54 form part of these financial statements.

BALANCE SHEET

At 31 December 2002 (Expressed in Hong Kong dollars)

	Note	2002		2001	
		$'000	**$'000**	$'000	$'000
Non-current assets					
Interest in subsidiaries	14		**870,122**		859,065
Current assets					
Trade and other receivables		**218**		219	
Tax recoverable	8(b)	**–**		8	
Cash and cash equivalents	20	**596**		687	
		814		914	
Current liabilities					
Trade and other payables		**8,985**		4,904	
Taxation	8(b)	**42**		–	
		9,027		4,904	
Net current liabilities			**(8,213)**		(3,990)
NET ASSETS			**861,909**		855,075
CAPITAL AND RESERVES					
Share capital	24		**76,023**		75,619
Reserves	25		**785,886**		779,456
			861,909		855,075

Approved and authorised for issue by the board of directors on 3 April 2003.

Dr Yan Sze Kwan
Director

Chung Shun Ming
Director

The notes on pages 26 to 54 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2002 (Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000
Shareholders' equity at 1 January			
As previous reported		**1,295,207**	1,294,816
Prior period adjustment arising from change in accounting policy for employee benefits	2	**(6,421)**	(5,065)
As restated		**1,288,786**	1,289,751
Surplus/(deficit) on revaluation of non-trading securities	25	**14,090**	(11,552)
Exchange differences on translation of the financial statements of foreign entities	25	**3,847**	(155)
Net gains/(losses) not recognised in the income statement		**17,937**	(11,707)
Net profit for the year			
As previously reported			44,637
Prior period adjustment arising from change in accounting policy for employee benefits			(1,356)
Net profit for the year (2001: as restated)		**111,378**	43,281
Revaluation deficit transferred to the income statement on disposal/liquidation of securities	25	**8,255**	700
Dividends approved during the year	10	**(33,014)**	(71,727)
Movements in share capital			
Shares issued		**404**	2,604
Share premium arising from issue of shares		**6,099**	36,255
Shares repurchased		**-**	(371)
		6,503	38,488
Shareholders' equity at 31 December		**1,399,845**	1,288,786

The notes on pages 26 to 54 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2002 (Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000 (restated)
Operating activities			
Profit from ordinary activities before taxation		136,050	46,227
Adjustments for:			
– Depreciation		80,552	89,947
– Amortisation of goodwill		1,682	254
– Finance cost		3,134	2,901
– Dividend income		(546)	(206)
– Interest income		(19,741)	(20,291)
– Realised losses on disposal/liquidation of non-trading securities		8,255	693
– (Profit)/loss on disposals of fixed assets		(2,106)	48
– Share of loss/(profit) of associate		1,654	(5,735)
– Effect of foreign exchange rates		367	442
Operating profit before changes in working capital		209,301	114,280
Decrease in amount due from associate		1,369	7,797
Increase in trading securities		(3,542)	(14,595)
Decrease in inventories		15,161	147,585
(Increase)/decrease in trade and other receivables		(31,791)	114,330
Decrease in bills payable		(2,106)	(4,095)
Increase/(decrease) in trade and other payables		21,179	(87,578)
Cash generated from operations		209,571	277,724
Tax paid			
– Hong Kong profits tax paid		(18,981)	(66)
– Overseas tax paid		(3,107)	(9,760)
Net cash from operating activities		187,483	267,898
Investing activities			
Proceeds from disposal of fixed assets		626	349
Payment for purchase of fixed assets		(99,145)	(98,867)
Proceeds from disposal of non-trading securities		174,213	103,446
Purchase of non-trading securities		(159,027)	(92,367)
Dividends received		546	206
Interest received		19,816	20,412
Net cash used in investing activities		(62,971)	(66,821)

Consolidated Cash Flow Statement *(Continued)*

For the year ended 31 December 2002 (Expressed in Hong Kong dollars)

	Note	**2002**	2001
		$'000	*$'000*
			(restated)
Financing activities			
New bank loans		**49,601**	49,811
Repayment of bank loans		**(46,434)**	(17,882)
Proceeds on issue of shares		**717**	462
Repurchase of own shares		**–**	(365)
Interest paid		**(3,134)**	(2,901)
Dividends paid		**(27,229)**	(58,051)
Dividend paid to minority shareholders		**(942)**	(3,016)
Net cash used in financing activities		**(27,421)**	(31,942)
Net increase in cash and cash equivalents		**97,091**	169,135
Cash and cash equivalents at 1 January		**360,671**	192,297
Effect of foreign exchange rates changes		**3,113**	(761)
Cash and cash equivalents at 31 December	*20*	**460,875**	360,671

Note to the Consolidated Cash Flow Statement

(a) Major non cash transactions

During the year shares were issued as a result of scrip dividends.

The notes on pages 26 to 54 form part of these financial statements.

1. *SIGNIFICANT ACCOUNTING POLICIES*

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

An investment in a subsidiary is consolidated into the consolidated financial statements, unless a subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in accordance with the policy for investments in securities set out in note 1(h) below.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses (see note 1(g)).

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e) and impairment losses (see note 1(g)).

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

- for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(g)); and
- for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(g)).

Amortisation of positive goodwill is on a straight line basis over an estimated useful life of 20 years.

(f) Fixed assets

(i) Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 1(g)).

(ii) Land and buildings

No amortisation is provided on freehold land. Leasehold land is amortised on a straight line basis over the unexpired terms of the leases or 50 years, whichever is the lesser. Buildings are depreciated on a straight line basis over their anticipated useful lives of 40 years.

(iii) Other fixed assets

Depreciation is calculated to write off the cost of other fixed assets over their anticipated useful lives on a straight line basis as follows:

Plant and machinery	4 years
Tools and equipment	5 years
Others	2 to 5 years

(iv) Disposal of fixed assets

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(g) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- investments in subsidiaries and associates; and
- positive goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(h) Investments in securities

The Group's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the income statement.

Transfers from the investment revaluation reserve to the income statement as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the income statement as they arise.

(iii) Profits or losses on disposal of investments in securities are accounted for in the income statement as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

(i) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(k) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Revenue arising from the sale of goods is recognised on delivery of goods to customers which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added or other sales taxes and is after deduction of returns and any trade discounts.

(ii) Interest income from bank deposits and debt securities is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iii) Income from other securities is recognised when the Company's right to receive such income is established.

(l) Employee benefit

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to defined contribution plans and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised as an expense in the income statement as incurred.

(iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at that time. When the options are exercised, equity is increased by the amount of the proceeds received.

(m) Operating leases

Rentals payable and receivable under operating leases are accounted for in the income statement on a straight line basis over the periods of the respective leases.

(n) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(o) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses on foreign currency translation are dealt with in the income statement. Foreign currency assets, being equity investments or other long-term non-monetary assets, the holding or the use or the subsequent disposal of which will generate receipts in a foreign currency, hedged by foreign currency borrowings, are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date.

The results of overseas subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(p) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2. *CHANGE IN ACCOUNTING POLICY*

With effect from 1 January 2002, in order to comply with Statement of Standard Accounting Practice 34 "Employee benefits" issued by the Hong Kong Society of Accountants, it was necessary to change the Group's accounting policy in respect of long service payments.

As a result of the new accounting policy, the Group's profit for the year is unchanged (2001: decreased by $1,356,000) and the net assets as at the year end have been decreased by $6,421,000 (2001: $6,421,000). The effect of adopting the new accounting policy relating to prior periods has been adjusted to the opening balances of retained profits and the comparative information has been restated as disclosed in the consolidated statement of changes in equity.

3. *TURNOVER*

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

Turnover represents the invoiced value of goods supplied to customers by the Group less returns and discounts.

4. *INCOME*

	2002	2001
	$'000	*$'000*
Other revenue		
Dividend income from listed equity securities	**546**	206
Interest income from listed debt securities	**11,856**	11,268
Interest income from unlisted debt securities	**360**	273
Income from listed investment funds	**807**	43
Interest income from unlisted investment funds	**440**	1,033
Other interest income	**6,278**	7,674
Rental under operating leases	**3,248**	1,493
Other income	**2,053**	1,449
	25,588	23,439
Other net income		
Profit/(loss) on disposal of fixed assets	**2,106**	(48)
Loss on liquidation of non-trading mutual fund	**(10,471)**	–
Realised gains/(losses) on disposal of other non-trading securities	**2,216**	(693)
Realised and unrealised losses on trading securities	**(2,680)**	(5,784)
Exchange gain	**10,573**	14,051
	1,744	7,526

5. *WRITE OFF OF INVENTORIES*

During the year ended 31 December 2001 the Group fully wrote off work in progress and finished goods inventories amounting to $42,774,000.

6. *PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION*

Profit from ordinary activities before taxation is arrived at after charging:

	2002	2001
	$'000	*$'000*
(a) Finance cost:		
Interest on bank advances and other borrowings repayable within five years	**1,263**	1,030
Interest on convertible notes	**1,871**	1,871
	3,134	2,901
(b) Other items:		
Cost of inventories	**746,595**	737,181
Auditors' remuneration	**1,234**	1,339
Research and development costs	**24,518**	38,142
Rental charges under operating leases	**2,917**	3,120
Exchange loss	**3,410**	3,137
Contributions to defined contribution plan	**5,879**	6,188
Other retirement scheme costs	**1,877**	2,193

7. *DIRECTORS' REMUNERATION*

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2002	2001
	$'000	*$'000*
Fees	**600**	400
Salaries and allowances	**6,105**	8,318
Retirement scheme contributions	**222**	224
Discretionary and performance related bonuses	**6,905**	3,257
	13,832	12,199

Fees in respect of independent non-executive directors for the year ended 31 December 2002 amounted to $400,000 (2001: $400,000).

Certain directors were granted share options in prior years under the Company's Share Option Scheme. The details of these benefits in kind are disclosed under the paragraph "Share Option Schemes" in the Directors' Report.

7. *DIRECTORS' REMUNERATION (Continued)*

The Directors' remuneration, which includes the five highest individuals' remuneration, fell within the following ranges:

	Number of Directors	
	2002	2001
$0 – $1,000,000	**4**	3
$1,500,001 – $2,000,000	**–**	2
$2,000,001 – $2,500,000	**–**	2
$3,000,001 – $3,500,000	**3**	1
$4,000,001 – $4,500,000	**1**	–

8. *TAXATION*

(a) Taxation in the consolidated income statement represents:

	2002	2001
	$'000	*$'000*
Provision for Hong Kong Profits Tax for the year	**14,049**	5,248
(Over)/under provision in respect of prior years	**(1,115)**	2,688
	12,934	7,936
Overseas tax	**4,770**	5,813
	17,704	13,749

The provision for Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31 December 2002. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

(b) Taxation in the balance sheet represents:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Provision for Hong Kong Profits Tax for the year	**14,049**	5,248	**–**	–
Provisional Profits Tax paid	**(1,145)**	(243)	**–**	(49)
Balance of Profits Tax provision relating to prior years	**7,607**	21,552	**42**	41
Overseas tax	**834**	(828)	**–**	–
	21,345	25,729	**42**	(8)

(c) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

9. *PROFIT ATTRIBUTABLE TO SHAREHOLDERS*

The consolidated profit attributable to shareholders includes a profit of $33,345,000 (2001: $51,448,000) which has been dealt with in the financial statements of the Company.

10. *DIVIDENDS*

(a) Dividends attributable to the year

	2002	2001
	$'000	*$'000*
Interim dividend declared and paid of 4.4 cents (2001: 6.5 cents) per share	**13,341**	19,138
Special dividend proposed after the balance sheet date of 4.0 cents (2001: 4.0 cents) per share	**12,164**	12,106
Final dividend proposed after the balance sheet date of 18.0 cents (2001: 2.5 cents) per share	**54,736**	7,567
	80,241	38,811

The dividends in respect of the years ended 31 December 2001 and 31 December 2002 are scrip dividends with a cash option.

The special and final dividends proposed after the balance sheet date have not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2002	2001
	$'000	*$'000*
Special dividend in respect of the previous financial year, approved and paid during the year, of 4.0 cents (2001: Nil) per share	**12,106**	–
Final dividend in respect of the previous financial year, approved and paid during the year, of 2.5 cents (2001: 18 cents) per share	**7,567**	52,589
	19,673	52,589

(Expressed in Hong Kong dollars)

11. *EARNINGS PER SHARE*

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of $111,378,000 (2001 (restated): $43,281,000) and on the weighted average of 302,943,079 shares (2001: 293,623,077 shares) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the adjusted profit attributable to shareholders of $111,378,000 (2001 (restated): $43,281,000) and the weighted average number of shares of 303,321,313 shares (2001: 293,761,748 shares) after adjusting for the effects of all dilutive potential shares.

(c) Reconciliations

	2002 Number of shares	2001 Number of shares
Weighted average number of shares used in calculating basic earnings per share	**302,943,079**	293,623,077
Deemed issue of shares for no consideration arising from share options	**378,234**	138,671
Weighted average number of shares used in calculating diluted earnings per share	**303,321,313**	293,761,748

12. *FIXED ASSETS*

The Group

	Land and buildings *$'000*	Plant, machinery, tools and equipment *$'000*	Others *$'000*	Total *$'000*
Cost:				
At 1 January 2002	300,500	398,310	162,123	860,933
Exchange adjustment	305	435	267	1,007
Additions	24,154	54,805	20,186	99,145
Disposals	(16,109)	(1,565)	(965)	(18,639)
At 31 December 2002	**308,850**	**451,985**	**181,611**	**942,446**
Aggregate depreciation:				
At 1 January 2002	45,911	300,130	121,234	467,275
Exchange adjustment	69	265	215	549
Charge for the year	5,911	55,175	19,466	80,552
Written back on disposals	(2,014)	(1,040)	(956)	(4,010)
At 31 December 2002	**49,877**	**354,530**	**139,959**	**544,366**
Net book value:				
At 31 December 2002	**258,973**	**97,455**	**41,652**	**398,080**
At 31 December 2001	254,589	98,180	40,889	393,658

Other fixed assets comprise mainly leasehold improvements, furniture, fixtures, office equipment and motor vehicles.

12. *FIXED ASSETS (Continued)*

The analysis of the net book value of properties is as follows:

	2002 $'000	2001 $'000
In Hong Kong		
– under medium term leases	**149,959**	168,532
Outside Hong Kong		
– freehold	**556**	557
– under long term leases	**53,236**	70,486
– under medium term leases	**44,579**	4,070
– no specified lease term	**10,643**	10,944
	109,014	86,057
	258,973	254,589

The gross amount of fixed assets of the Group held for use in operating leases was $31,418,000 (2001: $20,573,000), the related accumulated depreciation was $7,561,000 (2001: $1,608,000) at 31 December 2002 and the depreciation charge for the year was $492,000 (2001: $166,000).

13. *GOODWILL*

	$'000
Cost:	
At 1 January 2002 and 31 December 2002	33,640
Accumulated amortisation:	
At 1 January 2002	(254)
Amortisation for the year	(1,682)
At 31 December 2002	**(1,936)**
Carrying amount:	
At 31 December 2002	**31,704**
At 31 December 2001	33,386

14. INTEREST IN SUBSIDIARIES

(a) The Company

	2002 $'000	2001 $'000
Unlisted shares, at cost	101,453	101,453
Amounts due from subsidiaries	768,669	757,612
	870,122	859,065

All of the these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements.

Details of these subsidiaries are as follows:

Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
Varitronix (B.V.I.) Limited	British Virgin Islands/ Hong Kong	18,480 ordinary shares of US$1 each	100%	-	Investment holding
Varintelligent (BVI) Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	-	Holding and licensing of trademarks
Vogue Industries Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	100%	-	Investment holding
Varitronix Limited	Hong Kong	2 ordinary shares of $1,000 each 1,848 non-voting deferred ordinary shares of $1,000 each	-	100%	Design, manufacture and sale of liquid crystal displays and related products
Varitronix (Malaysia) Sdn. Bhd.	Malaysia	38,000,000 ordinary shares of Myr$1 each	-	100%	Design, manufacture and sale of liquid crystal displays and related products
#* Varitronix (Heyuan) Co. Ltd.	The People's Republic of China	Rmb62,010,789	-	80%	Manufacture of liquid crystal displays and related products

(Expressed in Hong Kong dollars)

14. INTEREST IN SUBSIDIARIES (Continued)

(a) The Company (Continued)

	Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
*	Varitronix Manufacturing (BVI) Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	–	100%	Subcontract and operate production plant in the People's Republic of China
*	Varitronix (Singapore) Pte Ltd.	Singapore	200,000 ordinary shares of SGD 1 each	–	100%	Research development centre
*	Varitronix (U.K.) Limited	United Kingdom	100 ordinary shares of £10 each	–	100%	Marketing and sales consultants
*	VL Electronics, Inc.	United States	5,000 common stock of US$10 each	–	100%	Marketing and sales consultants
*	Varitronix (Canada) Limited	Canada	100 ordinary shares of C$1 each	–	100%	Marketing and sales consultants
*	Varitronix Italia, s.r.l.	Italy	25,000 ordinary shares of ITL 1,000 each	–	100%	Marketing and sales consultants
*	Varitronix GmbH	Germany	100,000 shares of DM 1 each	–	60%	Marketing and sales consultants
	Varitronix (France) SAS	France	2,500 ordinary shares of FF 100 each	–	100%	Marketing and sales consultants
# *	Varitronix Pengyuan Limited	The People's Republic of China	Rmb8,000,000	–	51%	Marketing and sales consultants
	Link Score Investment Limited	Hong Kong	100 ordinary shares of $1 each	–	100%	Property investment and investment holding

(Expressed in Hong Kong dollars)

14. *INTEREST IN SUBSIDIARIES (Continued)*

(a) The Company *(Continued)*

	Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
	Polysources Properties Limited	Hong Kong	2 ordinary shares of $100 each 154 non-voting deferred ordinary shares of $100 each	–	100%	Property investment
*	Starel Trading Limited	Republic of Cyprus/United Kingdom	1,000 shares of Cyprus £1 each	–	100%	Property investment
*	Quest Industries Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	–	100%	Property investment
	Cadac Electronic (M) Sdn. Bhd.	Malaysia	276,002 ordinary shares of Myr$1 each	–	100%	Property investment
	Varitronix Finance Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	–	100%	Provision of financial co-ordination services for group companies and holding of trading securities
	Varitronix Investment Limited	British Virgin Islands/ Hong Kong	5,000 ordinary shares of US$1 each	–	100%	Investment holding
	Varitronix Agencies Limited	British Virgin Islands/ Hong Kong	50,000 shares of US$1 each	–	100%	Investment holding
*	Varitronix Marketing Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	–	100%	Investment holding
*	Mcalpine Management Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	–	100%	Investment holding

(Expressed in Hong Kong dollars)

14. INTEREST IN SUBSIDIARIES (Continued)

(a) The Company (Continued)

	Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
*	Varitronix Marketing (China) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	–	100%	Investment holding
*	Varitronix (Shenzhen) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	–	100%	Investment holding
	Varitronix Optech Limited	Hong Kong	100,000 ordinary shares of $1 each	–	100%	Dormant
#*	Varitronix Display Technology (Shenzhen) Limited	The People's Republic of China	Rmb18,675,415	–	100%	Dormant
#*	Varitronix (Heyuan) Display Technology Limited	The People's Republic of China	Rmb56,102,551	–	80%	Not yet commenced business

* Companies not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total assets and total turnover constituting approximately 17% (2001: 26%) and 26% (2001: 32%) respectively of the related consolidated totals.

#	*Name of company*	*Type of legal entity*
	Varitronix (Heyuan) Co. Ltd.	Sino-foreign co-operative joint venture
	Varitronix Pengyuan Limited	Sino-foreign equity joint venture
	Varitronix Display Technology (Shenzhen) Limited	Wholly foreign owned enterprise
	Varitronix (Heyuan) Display Technology Limited	Sino-foreign co-operative joint venture

15. *INTEREST IN ASSOCIATE*

	The Group	
	2002	2001
	$'000	*$'000*
Share of net assets	**16,197**	17,850
Amount due from associate	**57**	1,426
	16,254	19,276

Name of company	Country of incorporation and operation	Particulars of issued and paid up capital	Percentage of equity held by subsidiary	Principal activities
Varitronix EC (Malaysia) Sdn. Bhd.	Malaysia	11,324,250 class 'B' ordinary shares of Myr$1 each	100% of class 'B' ordinary shares	Design, manufacture and sale of electrochromic mirror systems

The Group has an interest in 50% of the equity of Varitronix EC (Malaysia) Sdn. Bhd.

16. *NON-TRADING SECURITIES*

	The Group	
	2002	2001
	$'000	*$'000*
Debt securities		
Listed		
– in Hong Kong	**26,343**	26,121
– outside Hong Kong	**147,777**	150,481
	174,120	176,602
Unlisted	**31,223**	6,750
	205,343	183,352
Equity securities		
Listed in Hong Kong	**3,373**	2,899
Unlisted	**8,526**	8,526
Investment funds listed outside Hong Kong	**4,324**	27,864
Unlisted investment funds	**5,199**	5,220
	21,422	44,509
Total	**226,765**	227,861

17. *TRADING SECURITIES*

	The Group	
	2002	2001
	$'000	*$'000*
Debt securities		
Listed outside Hong Kong	**58,034**	36,008
Equity securities		
Listed		
– in Hong Kong	**2,747**	2,112
– outside Hong Kong	**16,182**	16,683
	18,929	18,795
Unlisted investment funds	**7,599**	26,217
	26,528	45,012
Total	**84,562**	81,020

18. *INVENTORIES*

	The Group	
	2002	2001
	$'000	*$'000*
Raw materials	**91,845**	118,098
Work in progress	**46,898**	43,037
Finished goods	**59,331**	52,100
	198,074	213,235

Raw materials and work in progress are stated after deducting a general provision. Included in finished goods are inventories of $2,444,000 (2001: $4,276,000) stated at estimated net realisable value.

19. *TRADE AND OTHER RECEIVABLES*

Included in debtors, prepayments and deposits are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	The Group	
	2002	2001
	$'000	*$'000*
Within 60 days of the invoice issue date	**139,769**	136,600
61 to 90 days after the invoice issue date	**44,985**	36,019
91 to 120 days after the invoice issue date	**16,900**	9,591
More than 120 days but less than 12 months after the invoice issue date	**35,183**	43,659
	236,837	225,869

Debts are due within 90 days from the date of the invoice.

20. *CASH AND CASH EQUIVALENTS*

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Deposits with banks and other financial institutions	**402,055**	291,994	**–**	–
Cash at bank and in hand	**64,018**	76,584	**596**	687
Cash and cash equivalents in the balance sheet	**466,073**	368,578	**596**	687
Bank overdrafts	**(5,198)**	(7,907)		
Cash and cash equivalents in the cash flow statement	**460,875**	360,671		

21. BANK LOANS AND OVERDRAFTS

Unsecured, interest-bearing bank loans and overdrafts are repayable as follows:

	The Group	
	2002	2001
	$'000	*$'000*
Within 1 year or on demand	**61,706**	39,924
After 1 year but within 2 years	–	6,150
After 2 years but within 5 years	–	15,174
	–	21,324
	61,706	61,248

22. TRADE AND OTHER PAYABLES

Included in trade and other payables and bills payable are trade creditors and bills payable with the following ageing analysis:

	The Group	
	2002	2001
	$'000	*$'000*
Within 60 days of supplier invoice date	**75,951**	58,032
61 to 120 days after supplier invoice date	**15,715**	8,886
More than 120 days but within 12 months after supplier invoice date	**3,098**	4,646
	94,764	71,564

23. CONVERTIBLE NOTES

	Principal amount and carrying value
	$'000
2001	
Balance at 1 January and 31 December 2001	31,200
2002	
Balance at 1 January and 31 December 2002	31,200

The notes in issue at 31 December 2002 may be converted up to 26 September 2010 at the option of the noteholders into shares of the Company at a conversion price, subject to adjustment in certain circumstances, of $13.81 per share. The notes bear interest at 6 per cent per annum until conversion of any portion of the notes, and thereafter at 2 per cent per annum. In event of conversion, the noteholders are required to return to the Group the amount of interest in excess of the rate of 2 percent per annum previously received.

24. *SHARE CAPITAL*

	2002		2001	
	No. of shares	**Amount**	No. of shares	Amount
	'000	***$'000***	*'000*	*$'000*
Authorised:				
Ordinary shares of $0.25 each	**400,000**	**100,000**	400,000	100,000
Issued and fully paid:				
At 1 January	**302,477**	**75,619**	292,160	73,040
Shares issued under share option scheme	**233**	**59**	153	38
Allotment of shares from scrip dividends	**1,381**	**345**	3,152	788
Shares issued as purchase consideration for shares in subsidiaries	**–**	**–**	7,112	1,778
Shares repurchased	**–**	**–**	(100)	(25)
At 31 December	**304,091**	**76,023**	302,477	75,619

Share Option Scheme

The Company had a Share Option Scheme ("Old Scheme") for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. The options are exercisable for a period of ten years following the date of grant.

A new Share Option Scheme of the Company was adopted on 22 June 2001 as an incentive to the Group's employees. The directors of the Company are authorised, at their discretion, to invite any employee or director, including executive and non-executive directors of any company in the Group, to take up options to subscribe for shares at a price determined by the board and notified to each grantee and which will not be less than 80 percent of the average of the closing prices of the shares on the Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of the option granted to such grantee or the nominal value of the shares, whichever is higher. The maximum entitlement of each employee is 25% of the aggregate of all shares subject to the Scheme. The options are exercisable for a period of up to ten years following the date of grant.

The maximum number of shares in respect of which options may be granted (together with options exercised and options then outstanding) under the new Share Option Scheme may not exceed 10 percent of the issued share capital of the Company, excluding any shares issued on exercise of options from time to time.

(Expressed in Hong Kong dollars)

24. *SHARE CAPITAL (Continued)*

(i) Movements in share options

	2002 Number	2001 Number
At 1 January	**3,792,250**	3,992,250
Issued	**4,724,500**	1,033,000
Exercised	**(232,500)**	(153,000)
Lapsed	**(1,496,500)**	(883,500)
Cancelled	**(130,000)**	(196,500)
At 31 December	**6,657,750**	3,792,250

(ii) Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise period	Exercise price	2002 Number	2001 Number
1 January 1998	1 January 2000 to 31 December 2002	HK$10.55	–	1,539,500
9 June 1999	9 July 1999 to 8 July 2009	HK$10.90	**596,750**	622,750
1 June 2000	1 July 2000 to 30 June 2010	HK$11.30	**733,000**	780,000
30 August 2001	30 August 2001 to 29 August 2011	HK$3.06	**616,500**	850,000
13 September 2002	13 September 2002 to 12 September 2012	HK$3.905	**711,500**	–
30 October 2002	31 October 2002 to 30 October 2012	HK$4.605	**4,000,000**	–
			6,657,750	3,792,250

(Expressed in Hong Kong dollars)

24. SHARE CAPITAL *(Continued)*

(iii) Share options granted

Exercise period	Exercise price	2002 Number	2001 Number
30 August 2001 to 29 August 2011	HK$3.06	–	1,033,000
13 September 2002 to 12 September 2012	HK$3.905	**724,500**	–
31 October 2002 to 30 October 2012	HK$4.605	**4,000,000**	–
		4,724,500	1,033,000

The consideration paid by each employee for the options granted was HK$1.

(iv) Share options exercised

Exercise date	Exercise price	Market value per share at exercise date	Number	Proceeds received *HK$*
2002				
7 January-26 November	HK$3.06	HK$3.90-HK$6.95	226,500	693,090
26 November	HK$3.906	HK$4.65	6,000	23,430
			232,500	716,520
2001				
16 October-13 December	HK$3.06	HK$3.275-HK$5.35	153,000	468,180

25. RESERVES

(a) The Group

	Share premium	Exchange fluctuation reserve	Investment revaluation reserve	Other reserves *(note)*	Retained profits	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
2001						
At 1 January 2001						
– as previously reported	537,164	(24,887)	(4,889)	–	714,388	1,221,776
– prior period adjustment in respect of employee benefits *(note 2)*	–	–	–	–	(5,065)	(5,065)
– as restated	537,164	(24,887)	(4,889)	–	709,323	1,216,711
Final dividends approved in respect of the previous year	–	–	–	–	(52,589)	(52,589)
Share premium arising from issue of shares	36,255	–	–	–	–	36,255
Premium paid on purchase of own shares	(346)	–	–	–	–	(346)
Revaluation deficit	–	–	(11,552)	–	–	(11,552)
Revaluation deficit transferred to the income statement on disposal of securities	–	–	700	–	–	700
Profit for the year (as restated)	–	–	–	–	43,281	43,281
Interim dividends declared in respect of the current year	–	–	–	–	(19,138)	(19,138)
Transfer to other reserves	–	–	–	455	(455)	–
Exchange differences	–	(155)	–	–	–	(155)
At 31 December 2001	573,073	(25,042)	(15,741)	455	680,422	1,213,167

25. RESERVES *(Continued)*

(a) The Group *(Continued)*

	Share premium	Exchange fluctuation reserve	Investment revaluation reserve	Other reserves *(note)*	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
2002						
At 1 January 2002						
– as previously reported	573,073	(25,042)	(15,741)	455	686,843	1,219,588
– prior period adjustment in respect of employee benefits *(note 2)*	–	–	–	–	(6,421)	(6,421)
– as restated	573,073	(25,042)	(15,741)	455	680,422	1,213,167
Special and final dividends approved in respect of the previous year	–	–	–	–	(19,673)	(19,673)
Share premium arising from issue of shares	6,099	–	–	–	–	6,099
Revaluation surplus	–	–	14,090	–	–	14,090
Revaluation deficit transferred to the income statement on disposal/liquidation of securities	–	–	8,255	–	–	8,255
Profit for the year	–	–	–	–	111,378	111,378
Interim dividends declared in respect of the current year	–	–	–	–	(13,341)	(13,341)
Transfer to other reserves	–	–	–	849	(849)	–
Exchange differences	–	3,847	–	–	–	3,847
At 31 December 2002	**579,172**	**(21,195)**	**6,604**	**1,304**	**757,937**	**1,323,822**

Profits are retained as follows:

	2002	2001 (restated)
By the Company and its subsidiaries	**760,850**	681,681
By associate	**(2,913)**	(1,259)
	757,937	680,422

Note: Other reserves comprise statutory reserves required in respect of the PRC incorporated subsidiaries.

25. *RESERVES (Continued)*

(b) The Company

	Share premium (note a) $'000	Contributed surplus (note b) $'000	Retained profit $'000	Total $'000
2001				
At 1 January 2001	537,164	51,636	175,026	763,826
Final dividends approved in respect of the previous year	–	–	(52,589)	(52,589)
Shares premium arising from issue of shares	36,255	–	–	36,255
Premium paid on purchase of own shares	(346)	–	–	(346)
Profit for the year	–	–	51,448	51,448
Interim dividends declared in respect of the current year	–	–	(19,138)	(19,138)
At 31 December 2001	573,073	51,636	154,747	779,456
2002				
At 1 January 2002	573,073	51,636	154,747	779,456
Special and final dividends approved in respect of the previous year	–	–	(19,673)	(19,673)
Shares premium arising from issue of shares	6,099	–	–	6,099
Profit for the year	–	–	33,345	33,345
Interim dividends declared in respect of the current year	–	–	(13,341)	(13,341)
At 31 December 2002	**579,172**	**51,636**	**155,078**	**785,886**

Notes:

(a) Under the Bye-laws of the Company, share premium is not distributable.

(b) The excess value of the shares of the subsidiaries acquired pursuant to the Group reorganisation scheme in 1991 over the nominal value of the new shares of the company issued in exchange is credited to the contributed surplus account. Under the Companies Act 1981 of Bermuda (as amended) and the Bye-laws of the company, the contributed surplus is distributable to shareholders. However, the directors have no current intention to distribute this surplus.

(c) The distributable reserves at 31 December 2002 amounted to $206,714,000 (2001: $206,383,000).

26. *SEGMENT REPORTING*

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segment

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong and PRC		Rest of Asia		Europe		North America		Others	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Revenue from external customers	**282,684**	121,973	**113,201**	122,460	**548,795**	566,346	**122,470**	221,823	**18,408**	9,402
Segment assets	**1,394,855**	1,237,046	**152,687**	190,133	**86,056**	87,184	**24,669**	22,987		
Capital expenditure incurred during the year	**87,511**	65,772	**9,941**	32,357	**1,667**	415	**26**	49		

Revenue from external customers located in Europe is analysed as follows:

	2002	2001
	$'000	*$'000*
France	**151,288**	150,175
United Kingdom	**104,754**	111,756
Germany	**94,290**	82,420
Other European countries	**198,463**	221,995
	548,795	566,346

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

27. CAPITAL AND OTHER COMMITMENTS

(a) Capital commitments outstanding at 31 December 2002 not provided for in the financial statements were as follows:

	The Group	
	2002	2001
	$'000	*$'000*
Contracted for	**29,022**	25,703

(b) At 31 December 2002, the total future minimum lease payments under non-cancellable operating leases for properties are payable as follows:

	2002	2001
	$'000	*$'000*
Within 1 year	**1,144**	1,762
After 1 year but within 5 years	**–**	3,633
	1,144	5,395

(c) At 31 December 2002, the Group had commitments in respective of forward foreign exchange contracts in the next year as follows:

	2002	2001
	$'000	*$'000*
Within 1 year	**11,704**	–

28. CONTINGENT LIABILITIES

At 31 December 2002, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of $57,086,000 (2001: $12,895,000).

29. MATERIAL RELATED PARTY TRANSACTIONS

There were no material related party transactions during the year (2001: Nil).

30. COMPARATIVE FIGURES

The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP 15 (revised 2001) "Cash flow statements". As a result, certain advances from banks have been excluded from the definition of cash equivalents, cash flow items from taxation, returns on investments and servicing of finance have been classified into operating, investing and financing activities respectively and a detailed breakdown of cash flows from operating activities has been included on the face of the consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year's presentation.

FIVE YEAR SUMMARY

(Expressed in Hong Kong dollars)

	Year ended 31 December				
	1998	1999	2000	2001 (restated)	**2002**
	$'000	*$'000*	*$'000*	*$'000*	***$'000***
Results:					
Turnover	909,059	846,138	1,254,629	1,042,004	**1,085,558**
Profit from operations *(note)*	327,957	299,482	215,886	43,393	**140,838**
Finance cost	(5,114)	(1,221)	(1,382)	(2,901)	**(3,134)**
Share of profit/(loss) of associate	–	(12,956)	1,871	5,735	**(1,654)**
Profit from ordinary activities before taxation	322,843	285,305	216,375	46,227	**136,050**
Taxation	(14,601)	(26,003)	(9,887)	(13,749)	**(17,704)**
Minority interests	(7,394)	(3,086)	(6,145)	10,803	**(6,968)**
Profit attributable to shareholders	300,848	256,216	200,343	43,281	**111,378**
Assets and liabilities:					
Fixed assets	342,231	334,498	385,288	393,658	**398,080**
Goodwill	–	–	–	33,386	**31,704**
Interest in associate	20,678	20,465	21,241	19,276	**16,254**
Non-trading securities	302,669	288,798	250,486	227,861	**226,765**
Net current assets	693,680	832,435	696,350	689,394	**786,624**
Total assets less current liabilities	1,359,258	1,476,196	1,353,365	1,363,575	**1,459,427**
Convertible notes	(5,522)	–	(31,200)	(31,200)	**(31,200)**
Minority interests	(26,543)	(29,556)	(27,349)	(22,265)	**(28,382)**
Other non-current liabilities	–	–	–	(21,324)	**–**
Net assets	1,327,193	1,446,640	1,294,816	1,288,786	**1,399,845**

Note: In order to comply with Hong Kong Statement of Standard Accounting Practice No. 34 "Employee benefits", the Group adopted a new accounting policy for long service payments in 2002. Figures for the year 2001 have been adjusted and it is not practicable to restate earlier years for comparison purposes.

Properties Held by the Group

	Location	Existing use	Percentage holding
1.	Tseung Kwan O Town Lot No. 39 Kowloon.	Industrial	100%
2.	4th Floor and the attached flat roofs, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
3.	6th Floor & 9th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
4.	10th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
5.	11th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Leased	100%
6.	Flat F & G, 22nd Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
7.	Flat B, 13th Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
8.	Rooms 1003 and 1004, 10th Floor, Tower B Hunghom Commercial Centre, No. 37 Ma Tau Wai Road, Kowloon.	Leased	100%

	Location	Existing use	Percentage holding
9.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%
10.	Plot 3, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%
11.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	Staff quarters	100%
12.	Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	80%
13.	Tangliaoxiacun, Xintang, Administrative Region, Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	100%
14.	128 Heyuan Road, Yuancheng District Heyuan City, Guangdong, The People's Republic of China.	Industrial	80%
15.	Flat C601-604, 6th Floor, Block 10, Nam Wai Centre, Buket, Baoan County, Guangdong Province, The People's Republic of China.	Staff quarters	100%
16.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	Office	100%

Note: The above properties are either freehold, held on long or medium term leases or have no specified lease term.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of the Company will be held at Ritz-Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Monday, 12 May 2003 at 10:00 a.m. for the following purposes:–

1. To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2002.

2. To declare a special dividend and a final dividend.

3. To re-elect directors and to fix the remuneration of directors.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

By Order of the Board
Peter LO Chi Lik
Secretary

Hong Kong, 3 April 2003

Notes:–

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 22 Chun Cheong Street, Tseung Kwan O Industrial Estate, Tseung Kwan O, Hong Kong not less than forty-eight hours before the appointed time for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from Tuesday, 6 May 2003 to Monday, 12 May 2003, both days inclusive, during which period no transfer of shares will be effected. To determine entitlements to the special dividend and the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 5 May 2003.

股東週年大會通告

茲通告本公司謹訂於二零零三年五月十二日（星期一）上午十時正假座香港中環干諾道三號麗嘉酒店舉行股東週年大會，以便處理下列事項：－

1. 省覽截至二零零二年十二月三十一日止年度之財務報告與董事會及核數師報告。

2. 宣佈派發特別股息及末期股息。

3. 重選董事及釐定董事酬金。

4. 續聘核數師及授權董事會釐定其酬金。

承董事會命
秘書
羅志力

香港，二零零三年四月三日

附註：

1. 凡有權出席此次大會並可於會上投票之本公司股東均有權委任一位或多位代表代其出席及投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同簽署該表格之授權書或其他授權文件（指如有而言）或經由公證人簽署證明之該授權書或其他授權文件副本，最遲須於大會或其任何續會召開時間四十八小時前交回本公司總辦事處及主要營業地點，香港將軍澳工業村駿昌街二十二號，方為有效。

3. 本公司將由二零零三年五月六日（星期二）至二零零三年五月十二日（星期一），包括首尾兩天在內，暫停股份過戶登記手續。為確保收取特別股息及末期股息之權利，所有填妥之過戶文件連同有關股票必須於二零零三年五月五日（星期一）下午四時正前送交本公司之股份過戶登記處香港分處，香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。

	地點	現時用途	持有權益百分比
9.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	工業用途	100%
10.	Plot 3, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	工業用途	100%
11.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	職工宿舍	100%
12.	中國 廣東省河源市 源城區東埔鎮	工業用途	80%
13.	中國 廣東省河源市 源城區東埔鎮 新塘管理區 塘寮下村	工業用途	100%
14.	中國 廣東省河源市 源城區河源道128號	工業用途	80%
15.	中國 廣東省 寶安縣布吉 南威中心 十座六樓 C601-604室	職工宿舍	100%
16.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	寫字樓用途	100%

附註： 上述物業屬永久業權、中、長期租約或並無按任何特定租約年期。

本集團擁有之物業

	地點	現時用途	持有權益百分比
1.	九龍將軍澳39 地段	工業用途	100%
2.	九龍 觀塘 敬業街61-63號 利維大廈 四樓及附屬平台	貨倉	100%
3.	九龍 觀塘 敬業街61-63號 利維大廈 六樓及九樓	貨倉	100%
4.	九龍 觀塘 敬業街61-63號 利維大廈 十樓	貨倉	100%
5.	九龍 觀塘 敬業街61-63號 利維大廈 十一樓	租賃	100%
6.	九龍 觀塘 牛頭角道300-302號 裕民中心 一座二十二樓F 及G 座	職工宿舍	100%
7.	九龍 觀塘 牛頭角道300-302號 裕民中心 一座十三樓B 座	職工宿舍	100%
8.	九龍紅磡 馬頭圍道37 號 紅磡商業中心 B 座十樓1003 室及1004 室	租賃	100%

五年賬項概要
（以港元計）

	截至十二月三十一日止年度				
	一九九八年	一九九九年	二零零零年	二零零一年 （重報）	**二零零二年**
	千元	千元	千元	千元	**千元**
業績：					
營業額	909,059	846,138	1,254,629	1,042,004	**1,085,558**
經營溢利*（附註）*	327,957	299,482	215,886	43,393	**140,838**
融資成本	(5,114)	(1,221)	(1,382)	(2,901)	**(3,134)**
應佔聯營公司之溢利／（虧損）	—	(12,956)	1,871	5,735	**(1,654)**
除税前正常業務溢利	322,843	285,305	216,375	46,227	**136,050**
税項	(14,601)	(26,003)	(9,887)	(13,749)	**(17,704)**
少數股東權益	(7,394)	(3,086)	(6,145)	10,803	**(6,968)**
股東應佔溢利	300,848	256,216	200,343	43,281	**111,378**
資產及負債：—					
固定資產	342,231	334,498	385,288	393,658	**398,080**
商譽	—	—	—	33,386	**31,704**
聯營公司權益	20,678	20,465	21,241	19,276	**16,254**
非交易證券	302,669	288,798	250,486	227,861	**226,765**
流動資產淨額	693,680	832,435	696,350	689,394	**786,624**
總資產減流動負債	1,359,258	1,476,196	1,353,365	1,363,575	**1,459,427**
可換股票據	(5,522)	—	(31,200)	(31,200)	**(31,200)**
少數股東權益	(26,543)	(29,556)	(27,349)	(22,265)	**(28,382)**
其他非流動負債	—	—	—	(21,324)	**—**
資產淨值	1,327,193	1,446,640	1,294,816	1,288,786	**1,399,845**

附註： 為符合香港《會計實務準則》第三十四號「僱員福利」，集團在二零零二年為長期服務金引用新的會計政策。二零零一年的數字已作調整，而再前的年份因比較用途，重報並不適合。

27. 資本及其他承擔

(a) 於二零零二年十二月三十一日，未包括在賬項內之資本承擔如下：

	本集團	
	二零零二年	二零零一年
	千元	千元
已訂約	**29,022**	25,703

(b) 於二零零二年十二月三十一日，在不可撤銷的經營租約內，未來最低應付租賃款項總額如下：

	二零零二年	二零零一年
	千元	千元
經營租賃屆滿期：		
一年內	**1,144**	1,762
一至五年內	**–**	3,633
	1,144	5,395

(c) 於二零零二年十二月三十一日，集團於明年有外匯交易合約承擔如下：

	二零零二年	二零零一年
	千元	千元
一年內	**11,704**	–

28. 或然負債

於二零零二年十二月三十一日，或然負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達57,086,000元（二零零一年：12,895,000元）。

29. 有關連人士的重大交易

年內並沒有有關連人士的重大交易事項。（二零零一年：無）。

30. 比較數字

由於採用香港會計實務準則第十五號《現金流量表》（二零零一年修訂），綜合現金流量表之項目分類及列示方式作出變更。部份銀行貸款從現金等價物中扣除，現金流量項目之已繳稅款，投資回報及融資利息已重新分類為營業、投資及融資活動項目，而經營業務之現金流量明細亦包括在綜合現金流量表內。比較數字已重新分類，以符合是年度之賬項安排。

26. 按分部分類匯報

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式，集團選其為主要匯報方式。

業務單位

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品，所以本集團並無列出業務分部之分類分析。

地域分部

地域分部收入乃按顧客所在區域而列出。地位單位資產及資本性支出，乃按資產所在區域而列出。

	香港及中國		亞洲其他地區		歐洲		北美洲		其他	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
來自集團外之顧客收入	**282,684**	121,973	**113,201**	122,460	**548,795**	566,346	**122,470**	221,823	**18,408**	9,402
分部資產	**1,394,855**	1,237,046	**152,687**	190,133	**86,056**	87,184	**24,669**	22,987		
年內發生之資本性支出	**87,511**	65,772	**9,941**	32,357	**1,667**	415	**26**	49		

來自集團外位於歐洲之顧客收入分析如下：

	二零零二年	二零零一年
	千元	千元
法國	**151,288**	150,175
英國	**104,754**	111,756
德國	**94,290**	82,420
其他歐洲國家	**198,463**	221,995
	548,795	566,346

營業額及溢利之地域分類比例並無重大分歧，故並無列出來自上述地區溢利貢獻之分析。

25. 儲備（續）

(b) 本公司

	股份溢價（附註a）千元	繳入盈餘（附註b）千元	保留溢利 千元	總計 千元
二零零一年				
於二零零一年一月一日	537,164	51,636	175,026	763,826
去年獲准之期末股息	–	–	(52,589)	(52,589)
發行股份產生之股份溢價	36,255	–	–	36,255
回購股份時付出之溢價	(346)	–	–	(346)
全年溢利	–	–	51,448	51,448
年內宣佈派發之中期股息	–	–	(19,138)	(19,138)
於二零零一年十二月三十一日	573,073	51,636	154,747	779,456
二零零二年				
於二零零二年一月一日	573,073	51,636	154,747	779,456
去年獲准之特別股息及期末股息	–	–	(19,673)	(19,673)
發行股份產生之股份溢價	6,099	–	–	6,099
全年溢利	–	–	33,345	33,345
年內宣佈派發之中期股息	–	–	(13,341)	(13,341)
於二零零二年十二月三十一日	**579,172**	**51,636**	**155,078**	**785,886**

附註：

(a) 根據本公司細則，股票溢價不會分派。

(b) 於一九九一年，依重組方案換取得附屬公司股份，比對本公司所發行之新股票面值所多出之價值，經已計入可分派盈餘賬。根據百慕達1981年公司法（經修訂）及本公司細章，該等可分派盈餘可向股東作出分派。但董事局暫無意分派該等盈餘。

(c) 於二零零二年十二月三十一日，可分派儲備達206,714,000元（二零零一年：206,383,000元）。

25. 儲備（續）

(a) 本集團（續）

	股份溢價	外匯浮動儲備	投資重估儲備	其他儲備（附註）	保留溢利	總計
	千元	千元	千元	千元	千元	千元
二零零二年						
於二零零二年一月一日						
－從前所報告之數字	573,073	(25,042)	(15,741)	455	686,843	1,219,588
－前期僱員福利之調整（附註2）	–	–	–	–	(6,421)	(6,421)
－重報	573,073	(25,042)	(15,741)	455	680,422	1,213,167
去年獲准之特別股息及期末股息	–	–	–	–	(19,673)	(19,673)
發行股份產生之溢價	6,099	–	–	–	–	6,099
投資重估收益	–	–	14,090	–	–	14,090
經計入收益表中證券出售及結業之重估虧損	–	–	8,255	–	–	8,255
全年溢利	–	–	–	–	111,378	111,378
年內宣佈派發之中期股息	–	–	–	–	(13,341)	(13,341)
轉入其他儲備	–	–	–	849	(849)	–
匯兑差額	–	3,847	–	–	–	3,847
於二零零二年十二月三十一日	**579,172**	**(21,195)**	**6,604**	**1,304**	**757,937**	**1,323,822**

保留溢利如下：－

	二零零二年	二零零一年
	千元	千元（重報）
由本公司及其附屬公司保留	**760,850**	681,681
由聯營公司保留	**(2,913)**	(1,259)
	757,937	680,422

附註： 其他儲備包括在中華人民共和國成立之附屬公司之法定儲備。

25. 儲備

(a) 本集團

	股份溢價	外匯浮動儲備	投資重估儲備	其他儲備（附註）	保留溢利	總計
	千元	千元	千元	千元	千元	千元
二零零一年						
於二零零一年一月一日						
一從前所報告之數字	537,164	(24,887)	(4,889)	–	714,388	1,221,776
一前期僱員福利之調整（附註2）	–	–	–	–	(5,065)	(5,065)
一重報	537,164	(24,887)	(4,889)	–	709,323	1,216,711
去年獲准之期末股息	–	–	–	–	(52,589)	(52,589)
發行股份產生之溢價	36,255	–	–	–	–	36,255
回購股份時付出之溢價	(346)	–	–	–	–	(346)
投資重估虧損	–	–	(11,552)	–	–	(11,552)
經計入收益表於出售證券之重估虧損	–	–	700	–	–	700
全年溢利（重報）	–	–	–	–	43,281	43,281
年內宣佈派發之中期股息	–	–	–	–	(19,138)	(19,138)
轉入其他儲備	–	–	–	455	(455)	–
匯兌差額	–	(155)	–	–	–	(155)
於二零零一年十二月三十一日	573,073	(25,042)	(15,741)	455	680,422	1,213,167

24. 股本（續）

(iii) 授出的購股權

行使期	行使價格	二零零二年 數量	二零零一年 數量
	元		
二零零一年八月三十日至 二零一一年八月二十九日	3.06	–	1,033,000
二零零二年九月十三日至 二零一二年九月十二日	3.905	**724,500**	–
二零零二年十月三十一日至 二零一二年十月三十日	4.605	**4,000,000**	–
		4,724,500	1,033,000

每位僱員以代價1元取得獲贈之購股權。

(iv) 已行使購股權

行使日	行使價格	購股權行使日之市場價格	數量	所收款項
	元	元		元
二零零二年				
一月七日至十一月二十六日	3.06	3.90-6.95	226,500	693,090
十一月二十六日	3.906	4.65	6,000	23,430
			232,500	716,520
二零零一年				
十月十六日至十二月十三日	3.06	3.275-5.35	153,000	468,180

24. 股本（續）

(i) 購股權的變動

	二零零二年 數量	二零零一年 數量
於一月一日	**3,792,250**	3,992,250
發行	**4,724,500**	1,033,000
行使	**(232,500)**	(153,000)
報廢	**(1,496,500)**	(883,500)
取消	**(130,000)**	(196,500)
於十二月三十一日	**6,657,750**	3,792,250

(ii) 於年結日未過期及未行使之購股權

授出日期	行使期	行使價格 元	二零零二年 數量	二零零一年 數量
一九九八年一月一日	二零零零年一月一日至 二零零二年十二月三十一日	10.55	**–**	1,539,500
一九九九年六月九日	一九九九年七月九日至 二零零九年七月八日	10.90	**596,750**	622,750
二零零零年六月一日	二零零零年七月一日至 二零一零年六月三十日	11.30	**733,000**	780,000
二零零一年八月三十日	二零零一年八月三十日至 二零一一年八月二十九日	3.06	**616,500**	850,000
二零零二年九月十三日	二零零二年九月十三日至 二零一二年九月十二日	3.905	**711,500**	–
二零零二年十月三十日	二零零二年十月三十一日至 二零一二年十月三十日	4.605	**4,000,000**	–
			6,657,750	3,792,250

24. 股本

	二零零二年		二零零一年	
	股數	金額	股數	金額
	千股	千元	千股	千元
法定股本：				
每股面值0.25元之普通股	**400,000**	**100,000**	400,000	100,000
發行及繳足股本：				
於一月一日	**302,477**	**75,619**	292,160	73,040
按購股權計劃發行股票	**233**	**59**	153	38
以股代息發行之股票	**1,381**	**345**	3,152	788
因購買附屬公司股份而發行股票	**–**	**–**	7,112	1,778
回購股本	**–**	**–**	(100)	(25)
於十二月三十一日	**304,091**	**76,023**	302,477	75,619

購股權計劃

本公司有一項於一九九一年六月六日獲採納以及於一九九九年六月八日經修訂之購股權計劃（舊計劃），舊計劃於二零零一年六月五日期滿。購股權可在授出日起十年內可行使。

本公司有一項於二零零一年六月二十二日獲採納之新購股權計劃（新計劃）以作鼓勵本集團員工。據此，本公司董事會獲授權可酌情邀請本集團任何僱員或董事（包括本集團內任何之執行及非執行董事）接受由董事會釐定價格並經知會各承受人認購普通股之購股權，惟該價格不可少於授出購股權予承受人之前五個交易日普通股在香港聯合交易所有限公司之平均收市價80%或股份之面值（以較高者為準）。每員工之股權最多不超過本計劃總股份之25%。購股權可在授出日起十年內行使。

根據購股權計劃可授出之購股權（連同已行使及暫寺尚未行使購股權）可認購之普通股數目最多不得超過本公司已發行股本之10%（不包括行使購股權而發行之任何股份）。

21. 銀行貸款及透支

無抵押帶息之銀行貸款及透支之償還期如下：

	本集團	
	二零零二年	二零零一年
	千元	千元
一年內或即期	**61,706**	39,924
超過一年但兩年內	–	6,150
超過兩年但五年內	–	15,174
	–	21,324
	61,706	61,248

22. 應付賬款及其他應付款項

應付賬款及其他應付及應付票據款項中的應付賬款及應付票據之數期分析如下：

	本集團	
	二零零二年	二零零一年
	千元	千元
供應商之發票日起計60 日內	**75,951**	58,032
供應商之發票日後61 至120 日內	**15,715**	8,886
供應商之發票日後120 日以上、12 個月以內	**3,098**	4,646
	94,764	71,564

23. 可換股票據

	本金及淨值
	千元
二零零一年	
於二零零一年一月一日及二零零一年十二月三十一日	31,200
二零零二年	
於二零零二年一月一日及二零零二年十二月三十一日	31,200

有關持有人有權選擇於二零一零年九月二十六日之前行使該等在二零零二年十二月三十一日已發行之票據，以每股13.81 元（在若干情況下可予調整）轉換為本公司股本，該等票據之年利息為6 厘。惟任何部份之票據倘獲轉換，則有關利率將減至2 厘；超出之部份，持有人須於轉換時退還給本集團。

19. 客戶及其他應收款項

應收賬款，預付款項及訂金中的客戶應收款項及應收票據（已扣除壞賬之撥備）之數期分析如下：

	本集團	
	二零零二年	二零零一年
	千元	千元
發票日起計60日內	**139,769**	136,600
發票日後61至90日	**44,985**	36,019
發票日後91至120日	**16,900**	9,591
發票日後120日以上、12個月以內	**35,183**	43,659
	236,837	225,869

應收款項在發票日後90天到期。

20. 現金及現金等價物

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千元	千元	**千元**	千元
銀行及其他財務機構之定期存款	**402,055**	291,994	**–**	–
銀行存款及現金	**64,018**	76,584	**596**	687
資產負債表中現金及現金等價物	**466,073**	368,578	**596**	687
銀行透支	**(5,198)**	(7,907)		
現金流量表中現金及現金等價物	**460,875**	360,671		

17. 交易證券

	本集團	
	二零零二年	二零零一年
	千元	千元
債券		
上市		
一香港以外	**58,034**	36,008
股本證券		
上市		
一香港	**2,747**	2,112
一香港以外	**16,182**	16,683
	18,929	18,795
非上市投資基金	**7,599**	26,217
	26,528	45,012
總額	**84,562**	81,020

18. 存貨

	本集團	
	二零零二年	二零零一年
	千元	千元
原料	**91,845**	118,098
半製成品	**46,898**	43,037
製成品	**59,331**	52,100
	198,074	213,235

原料及半製品價值已扣減一般準備。製成品中包括存貨2,444,000元（二零零一年：4,276,000元）以可變現淨值估計。

15. 聯營公司權益

	本集團	
	二零零二年 千元	二零零一年 千元
所佔之資產淨值	**16,197**	17,850
聯營公司之欠款	**57**	1,426
	16,254	19,276

公司名稱	註冊及營業地點	已發行股本	附屬公司持有權益股份之百分比	主要業務
Varitronix EC (Malaysia) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股「B」股 11,324,250股	普通股「B」股 100%	設計、製造及銷售電路鏡片系統

本集團擁有Varitronix EC (Malaysia) Sdn. Bhd.之有權益股份50%。

16. 非交易證券

	本集團	
	二零零二年 千元	二零零一年 千元
債券		
上市		
一香港	**26,343**	26,121
一香港以外	**147,777**	150,481
	174,120	176,602
非上市	**31,223**	6,750
	205,343	183,352
股本證券		
於香港上市股本證券	**3,373**	2,899
非上市股本證券	**8,526**	8,526
於香港以外地區上市之投資基金	**4,324**	27,864
非上市投資基金	**5,199**	5,220
	21,422	44,509
總額	**226,765**	227,861

14. 附屬公司權益（續）

(a) 本公司（續）

	公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	附屬公司	主要業務
*	精電拓展（中國）有限公司	英屬處女群島／中華人民共和國	1美元之股份1股	–	100%	投資控股
*	精電（深圳）有限公司	英屬處女群島／中華人民共和國	1美元之股份1股	–	100%	投資控股
	Varitronix Optech Limited	香港	每股1元之普通股100,000股	–	100%	現無營業
#*	精電顯示技術（深圳）有限公司	中華人民共和國	人民幣18,675,415元	–	100%	現無營業
#*	精電（河源）顯示技術有限公司	中華人民共和國	人民幣56,102,551元	–	80%	暫未營業

* 為非畢馬威會計師事務所核數之公司。非畢馬威會計師事務所核數之附屬公司財務報表之資產總值及總營業額分別佔有關綜合賬項總值約17%（二零零一年：26%）及26%（二零零一年：32%）。

#	*公司名稱*	*法人類別*
	精電（河源）有限公司	中外合作企業
	北京精電蓬遠顯示技術有限公司	中外合資企業
	精電顯示技術（深圳）有限公司	外資獨資企業
	精電（河源）顯示技術有限公司	中外合作企業

14. 附屬公司權益（續）

(a) 本公司（續）

公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	附屬公司	主要業務
多源地產有限公司	香港	每股100元之普通股2股 每股100元之無投票權遞延普通股154股	–	100%	物業投資
* Starel Trading Limited	塞浦路斯／英國	每股1塞浦路斯鎊之股份1,000股	–	100%	物業投資
* Quest Industries Limited	英屬處女群島／中華人民共和國	每股1美元之普通股100股	–	100%	物業投資
Cadac Electronic (M) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股276,002股	–	100%	物業投資
Varitronix Finance Limited	英屬處女群島／香港	每股1美元之普通股100股	–	100%	為集團公司提供融資
Varitronix Investment Limited	英屬處女群島／香港	每股1美元之普通股5,000股	–	100%	投資控股
Varitronix Agencies Limited	英屬處女群島／香港	每股1美元之股份50,000股	–	100%	投資控股
* Varitronix Marketing Limited	英屬處女群島／英國	每股1美元之股份1,000股	–	100%	投資控股
* Mcalpine Management Limited	英屬處女群島／英國	每股1美元之股份1,000股	–	100%	投資控股

14. 附屬公司權益（續）

(a) 本公司（續）

公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	持有權益股之百分比 附屬公司	主要業務
* Varitronix Manufacturing (BVI) Limited	英屬處女群島／中華人民共和國	每股1美元之普通股100股	–	100%	於中華人民共和國經營及承包廠房
* Varitronix (Singapore) Pte Ltd.	新加坡	每股1坡幣之普通股200,000股	–	100%	研究發展中心
* Varitronix (UK) Limited	英國	每股10英鎊之普通股100股	–	100%	市場推廣及銷售顧問
* VL Electronics, Inc.	美國	每股10美元之普通股5,000股	–	100%	市場推廣及銷售顧問
* Varitronix (Canada) Limited	加拿大	每股1加元之普通股100股	–	100%	市場推廣及銷售顧問
* Varitronix Italia, s.r.l.	意大利	每股1,000里拉之普通股25,000股	–	100%	市場推廣及銷售顧問
* Varitronix GmbH	德國	每股1馬克之普通股100,000股	–	60%	市場推廣及銷售顧問
Varitronix (France) SAS	法國	每股100法郎之普通股2,500股	–	100%	市場推廣及銷售顧問
#* 北京精電蓬遠顯示技術有限公司	中華人民共和國	人民幣8,000,000元	–	51%	市場推廣及銷售顧問
年加投資有限公司	香港	每股1元之普通股100股	–	100%	物業投資及投資控股

14. 附屬公司權益

(a) 本公司

	二零零二年 千元	二零零一年 千元
非上市股份成本值	**101,453**	101,453
附屬公司之欠款	**768,669**	757,612
	870,122	859,065

所有附屬公司均受集團控制（見附註1(c)），及合併入綜合財務報表內。

附屬公司之詳情如下：

公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	持有權益股之百分比 附屬公司	主要業務
Varitronix (B.V.I.) Limited	英屬處女群島／香港	每股1美元之普通股18,480股	100%	–	投資控股
Varintelligent (BVI) Limited	英屬處女群島／香港	1美元之普通股1股	100%	–	持有及許用商標
Vogue Industries Limited	英屬處女群島／香港	每股1美元之普通股100股	100%	–	投資控股
精電有限公司	香港	每股1,000港元之普通股2股 每股1,000港元之無投票權益遞延普通股1,848股	–	100%	設計、製造及銷售液晶顯示器及有關產品
Varitronix (Malaysia) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股38,000,000股	–	100%	設計、製造及銷售液晶顯示器及有關產品
#* 精電（河源）有限公司	中華人民共和國	人民幣62,010,789	–	80%	製造液晶顯示器及有關產品

12. 固定資產（續）

有關物業之賬面淨值之分析如下：

	二零零二年 千元	二零零一年 千元
於香港以內地區		
一中期租約物業	**149,959**	168,532
於香港以外地區		
一永久物業	**556**	557
一長期租約物業	**53,236**	70,486
一中期租約物業	**44,579**	4,070
一無特定租約年期之物業	**10,643**	10,944
	109,014	86,057
	258,973	254,589

於二零零二年十二月三十一日，本集團持有作經營租賃用途的固定資產的總額為31,418,000元（二零零一年：20,573,000元），而有關的累計折舊費用為7,561,000元（二零零一年：1,608,000元）。年內之折舊費用為492,000元（二零零一年：166,000元）。

13. 商譽

	千元
成本值：	
於二零零二年一月一日及二零零二年十二月三十一日	33,640
累積攤銷：	
於二零零二年一月一日	(254)
本年度攤銷	(1,682)
於二零零二年十二月三十一日	**(1,936)**
賬面淨值：	
於二零零二年十二月三十一日	**31,704**
於二零零一年十二月三十一日	33,386

12. 固定資產

本集團

	土地及樓宇 千元	廠房、機器、工具及設備 千元	其他 千元	總計 千元
成本值：				
於二零零二年一月一日	300,500	398,310	162,123	860,933
外匯調整	305	435	267	1,007
添置	24,154	54,805	20,186	99,145
售出	(16,109)	(1,565)	(965)	(18,639)
於二零零二年十二月三十一日	**308,850**	**451,985**	**181,611**	**942,446**
累積折舊：				
於二零零二年一月一日	45,911	300,130	121,234	467,275
外匯調整	69	265	215	549
年內折舊	5,911	55,175	19,466	80,552
售出資產折舊撥回	(2,014)	(1,040)	(956)	(4,010)
於二零零二年十二月三十一日	**49,877**	**354,530**	**139,959**	**544,366**
賬面淨值：				
於二零零二年十二月三十一日	**258,973**	**97,455**	**41,652**	**398,080**
於二零零一年十二月三十一日	254,589	98,180	40,889	393,658

其他固定資產包括租賃物業裝修、傢俬、裝置、辦公室設備及汽車。

11. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照年內111,378,000元（二零零一年（重報）：43,281,000元）的股東應佔溢利及本年度內已發行股份之加權平均數302,943,079股（二零零一年：293,623,077股）計算。

(b) 每股攤薄盈利

每股攤薄盈利是按照年內經調整後之股東應佔溢利111,378,000元（二零零一年（重報）：43,281,000元）及本年度就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數303,321,313股（二零零一年：293,761,748股）計算。

(c) 對賬

	二零零二年	二零零一年
	股票數目	*股票數目*
計算每股基本盈利所用之加權平均股數	**302,943,079**	293,623,077
假設因購股權以不收取代價方式而發行之股份	**378,234**	138,671
計算每股攤薄盈利所用之加權平均股數	**303,321,313**	293,761,748

9. 股東應佔溢利

股東應佔溢利包括溢利33,345,000元（二零零一年：51,448,000元）已計入本公司之報表內。

10. 股息

(a) 本年度應佔股息

	二零零二年 千元	二零零一年 千元
中期股息每股4.4仙（二零零一年：6.5 仙）	**13,341**	19,138
於結算日後建議派發之特別股息每股4仙（二零零一年：4仙）	**12,164**	12,106
於結算日後建議派發之末期股息每股18仙（二零零一年：2.5 仙）	**54,736**	7,567
	80,241	38,811

2002年及2001年之股息均用以股代息（可選擇現金）之方式派發。

於結算日後建議之特別及末期股息並未於結算日確認為負債。

(b) 上個財政年度應佔的股息，於本年度獲批准及派付

	二零零二年 千元	二零零一年 千元
上年度特別股息於今年度獲批准及派付每股4仙（二零零一年：無）	**12,106**	–
上年度末期股息於今年度獲批准及派付每股2.5仙（二零零一年：18仙）	**7,567**	52,589
	19,673	52,589

7. 董事酬金（續）

董事酬金（包括五位取得最高酬金之人士）分佈如下：－

	董事數目	
	二零零二年	二零零一年
0元 至 1,000,000元	**4**	3
1,500,001元 至 2,000,000元	**–**	2
2,000,001元 至 2,500,000元	**–**	2
3,000,001元 至 3,500,000元	**3**	1
4,000,001元 至 4,500,000元	**1**	–

8. 稅項

(a) **綜合收益表中之稅項如下：**

	二零零二年 千元	二零零一年 千元
年內香港利得稅準備	**14,049**	5,248
上年度撥備（過多）／過少	**(1,115)**	2,688
	12,934	7,936
海外稅項	**4,770**	5,813
	17,704	13,749

香港利得稅準備是按截至二零零二年十二月三十一日止年度的估計應評稅溢利以16%的稅率（二零零一年：16%）計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

(b) **資產負債表中之稅項如下：**

	本集團		本公司	
	二零零二年 千元	二零零一年 千元	二零零二年 千元	二零零一年 千元
年內香港利得稅準備	**14,049**	5,248	**–**	–
已繳之暫繳利得稅	**(1,145)**	(243)	**–**	(49)
往年度利得稅準備餘額	**7,607**	21,552	**42**	41
海外稅項	**834**	(828)	**–**	–
	21,345	25,729	**42**	(8)

(c) 因時差產生之遞延稅項數額不大，故並無作出遞延稅項準備。

5. 存貨撇賬

本集團於二零零一年年末將總值42,774,000元半製成品及製成品全數撇賬。

6. 除税前正常業務溢利

除税前正常業務溢利已扣除：

	二零零二年 千元	二零零一年 千元
(a) **融資成本：**		
五年以內應償還的銀行墊資及其他借款之利息	**1,263**	1,030
可換股票據利息	**1,871**	1,871
	3,134	2,901
(b) **其他項目：**		
存貨成本	**746,595**	737,181
核數師酬金	**1,234**	1,339
研究及開發費用	**24,518**	38,142
租賃費用	**2,917**	3,120
匯兑損失	**3,410**	3,137
規定供款退休計劃之供款	**5,879**	6,188
其他退休計劃成本	**1,877**	2,193

7. 董事酬金

根據香港公司條例第161 節，董事酬金列報如下：

	二零零二年 千元	二零零一年 千元
袍金	**600**	400
薪金及其他酬金	**6,105**	8,318
退休金計劃供款	**222**	224
酌情授予及按表現分派之花紅	**6,905**	3,257
	13,832	12,199

於二零零二年十二月三十一日止年度，獨立非執行董事袍金支出共400,000元(二零零一年：400,000元)。

若干董事於過去數年獲發本公司購股權計劃所授之購股權。有關之細節已於董事會報告中「購股權計劃」一節披露。

2. 會計政策變動

由二零零二年一月一日起，本集團採納香港會計師公會頒佈的《會計實務準則》第三十四號「僱員福利」，集團有關長期服務金的會計政策亦需要變動。

新會計政策下，集團年內溢利不變（二零零一年：減少1,356,000元），而淨資產於年結日減少6,421,000元（二零零一年：6,421,000元）。採用新的會計政策對前期的影響已在期初保留溢利調整，而比較數字亦重報於綜合權益變動表內。

3. 營業額

本公司之主要業務為投資控股。本集團之主要業務為設計、製造及銷售液晶顯示器及有關產品。

營業額包括集團向客戶供應貨品之發票價減去退貨及折扣。

4. 收入

	二零零二年 千元	二零零一年 千元
其他收入		
上市證券的股息收入	**546**	206
上市債券利息收入	**11,856**	11,268
非上市債券利息收入	**360**	273
上市投資基金的利息收入	**807**	43
非上市投資基金利息收入	**440**	1,033
其他利息收入	**6,278**	7,674
租賃收入	**3,248**	1,493
其他收入	**2,053**	1,449
	25,588	23,439
其他收益淨額		
出售固定資產之溢利／（虧損）	**2,106**	(48)
非交易互惠基金結業之虧損	**(10,471)**	—
出售非交易證券之已確認之收益／（虧損）	**2,216**	(693)
交易證券之已確認及未確認虧損	**(2,680)**	(5,784)
匯兌收益	**10,573**	14,051
	1,744	7,526

1. 主要會計政策（續）

(o) 外幣換算

年內之外幣交易按交易當日之匯率換算為港元。以外幣計算之貨幣資產與負債及海外附屬公司之賬項按年結日之市場匯率換算為港元。外幣換算引致之匯兑盈虧撥入收益表處理，惟按年終匯率換算海外附屬公司及聯營公司之投資淨值所引致之匯兑盈虧則直接撥入外匯浮動儲備處理。

海外附屬公司業務按年內平均匯率換算為港元，資產負債表項目按年結日之匯率換算為港元，所引至的匯兑差額作儲備變動。

(p) 有關連人士

在財務報表中，如果本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響；或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要的影響下，則被視為有關連人士。有關連人士可為個別人士或其他公司。

(q) 按分部分類匯報

「分部」是指集團內可劃分的部份，這些部份或負責提供產品或服務（業務單位），或在特定之經濟環境（地域單位）提供產品或服務，而分部所承受之風險或所得之回報與其他分部不同。

根據本集團之內部財務報告方式，集團選擇以業務分部資料作為主要匯報方式，而地域分部資料為次要匯報方式。

分部之收入、支出、業績，資產及負債包括直接歸屬於該分部之項目和能以合理方式分配至該分部之項目。舉例説，分部的資產可能包括存貨、應收賬款及物業、廠房和設備。分部之收入、支出、資產及負債將於集團內公司間的結餘及交易因編製綜合賬而被抵銷前釐定，除非此等集團內公司間的結餘及交易是來自單一分部內的集團企業。分部之間的價格按其他外界機構獲得之類似條款而制訂。

分部之資本支出是收購預期使用超過一段期間的單位資產（有形及無形資產）而於收購期內產生之總成本。

未經分配之項目主要包括財務及企業資產、帶息貸款、借貸、企業及融資費用、及少數股東權益。

1. 主要會計政策（續）

(k) 收益計算

在經濟效益可能會流入集團，及收入跟成本（如有）可得以可靠地計算時，收入於收益表內確認，方法如下：—

(i) 銷售收入之計算以貨品送抵客戶為準。收入不包括增值稅或其他銷售稅，並已扣減退貨及折扣。

(ii) 銀行存款及債券所得之利息收入乃按本金及有關之息率以時間分配基準計算。

(iii) 其他投資之收入按實際可收取該等收入計算。

(l) 僱員福利

(i) 薪金，年終花紅，年度有薪假期，假期旅遊津貼及非現金性福利之成本，均在有關僱員提供服務之年度內以應計基準支銷。當支出或清償遞延，而影響重大，該數目以現值申報。

(ii) 固定供款計劃及強制性公積金之供款，根據香港強制性公積金計劃條例，按其產生期間確認為支出，計入收益表。

(iii) 當集團受予僱員購股權獲取公司股份，在當時並無僱員福利成本或承諾確認。當購股權行使，股東權益以所收款項增加。

(m) 經營租賃

經營租賃的應付租金及應收租金收入是按個別租賃期以直綫法記入收益表。

(n) 遞延稅項

遞延稅項乃就收入及支出的會計與稅務處理方法之間，由所有重大時差產生而相當可能於可見未來實現的稅項影響，以負債法計提準備。

未來的遞延稅項利益只會在合理保證可實現時才會確認。

1. 主要會計政策（續）

(h) 證券投資

本集團之證券投資策略如下（非指投資於附屬公司及聯營公司）：

(i) 非交易證券是以公平價值記入資產負債表。公平價值的變動在投資重估儲備內確認，直至出售、收回或以其他方式處理證券，或是有客觀憑證顯示證券出現耗蝕為止。當出現這些情況，相關的累積盈虧會由投資重估儲備轉入收益表。

在引致耗蝕的情況及事項不再存在，並有具説服力的憑證顯示新的情況及事項將會在可預見的將來持續下去時，因耗蝕而從投資重估儲備轉入收益表的數額便會撥回。

(ii) 交易證券是以公平價值記入資產負債表。公平價值的變動於產生時在收益表內確認。

(iii) 出售證券投資的損益在產生時記入收益表。如屬非交易證券，則損益包括之前就有關證券撥入投資重估儲備的任何數額。

(i) 存貨

存貨乃以成本及可變現淨值兩者中的較低者入賬。

成本以先入先出法計算，其中包括所有採購成本、加工成本以及令存貨變成現狀和運輸的成本。

可變現淨值為正常業務的預期售價減去完成生產及銷售所需的估計成本。

存貨出售時，其賬面值會確認為相關收入確認期間的支出。存貨減記至可變現淨值的減值及所有存貨損失會確認為減值或損失發生期間的支出。因可變現淨值增加而需逆轉的任何存貨減值會扣減逆轉發生期間所確認的支出。

(j) 現金及現金等價物

現金及現金等價物包括銀行存款及現金；銀行及其他財務機構存款；短期，流動性極高的投資。這些投資沒有重大的價值變動風險，容易地換算為已知的現金數額，並在購入後三個月內到期。就編製現金流量表而言，現金及現金等價物也包括即期償還的銀行貸款（銀行貸款為本集團現金管理的一部份）。

1. 主要會計政策（續）

(g) 資產減值

集團於每個結算日檢討內外資訊來源，以查察下列資產是否已經減值，或之前所確認之減值虧損是否已不再存在或可能已經減少：

- 物業，廠房及設備；
- 附屬公司及聯營公司投資；及
- 正商譽（不論最初歸入儲備或已確認為資產）。

若有跡象顯示上述任何情況，集團將評估可收回的價值。倘資產的可收回價值低於賬面值，集團將確認資產減值之虧損。

(i) 可收回價值之計算方法

資產的可收回價值按其淨售價或使用價值計算，以較高者為準。在衡量使用價值時，預計未來現金流量將按除税前貼現率計算貼現值，以反映市場目前對貨幣的時間值和該資產的特定風險的評估。倘某項資產所賺取之現金收入並非大致上獨立於其他資產的現金收入，則按獨立賺取現金收入的最小一組資產（即現金生產單位）釐定可收回的價值。

(ii) 減值虧損之撥回

有關商譽以外的資產，倘據以釐定可收回價值的估計基準出現變動，則減值虧損將會撥回。而商譽減值虧損只有出現以下情況方予撥回：當虧損是由預料不會再次發生，性質特殊之具體外來事件所造成，而可收回價值之增加，明顯與該具體事件之影響回轉有關。

減值虧損之撥回額不會超過假設往年並無確認資產減值虧損而本會釐定之資產賬面值。減值虧損之撥回將於確認撥回之年度內在收益表列賬。

1. 主要會計政策（續）

(e) 商譽

在購入公司權益時所產生的正商譽，是指收購該等附屬公司的成本超出本集團應佔所收購可確定資產及債務的公平價值之差額。附屬公司之商譽如下：

– 二零零一年一月一日前之購入，正商譽應與儲備抵銷及減少資產虧損（見附註1(g)）。

– 二零零一年一月一日後之購入，正商譽乃以直線法按估可用壽命，於綜合收益表內攤銷。正商譽按成本減任何累積攤銷及任何減值虧損，於綜合資產負債表內列賬（見附註1(g)）。

正商譽乃以直線法按估計可用壽命，分二十年攤銷。

(f) 固定資產

(i) 固定資產乃成本扣除累積折舊及減值虧損計算（見附註1(g)）。

(ii) *土地及物業*

永久業權性土地不計攤銷。租賃性土地之攤銷以直線法按租約土地之剩餘年期或50年計算，以較低者為準。樓宇之折舊以估計可使用年期40 年，按直線法計算。

(iii) *其他固定資產*

其他固定資產之折舊乃根據下列估計可使用年期按直線法計算以撇銷成本：

廠房及機器	4年
工具及設備	5年
其他	2至5年

(iv) *出售固定資產*

因棄用或出售固定資產而產生之收益或虧損，按棄用或出售時估計所得淨額與該資產賬面值之差價計算，按棄用或出售日期確認該收入或支出入收益表內。

1. 主要會計政策

(a) 遵例聲明

本財務報表已按照香港會計師公會頒佈所有適用的會計實務準則及詮譯、香港公認會計原則及香港《公司條例》的規定編製。財務報表亦符合香港證券（在聯交所上市）規則中有關披露之條款。本集團採用的主要會計政策概述如下。

(b) 報表編製基準

除部份證券投資按市值入賬（見下文會計政策）外，本財務報表是以歷史成本作為編製基準。

(c) 附屬公司

附屬公司是指受到本集團控制之企業，控制是指集團有權直接或間接監督一間公司之財務及經營政策，從而從該公司之業務中獲益。

在附屬公司之投資，一般均合併入綜合財務報表內。但若所購入及持有的附屬公司權益會在不久將來出售，或該公司的運作長期受到嚴重限制，以至嚴重影響其將資金轉移至本集團之能力，則集團在附屬公司之投資將按公平價值在綜合資產負債表列賬，而公平價值之變動則按證券投資政策附註1(h)確認。

集團內公司間之結存及交易，及集團內公司間之交易所產生之任何未變現盈利，將於編製綜合財務報表時予以全面抵銷。集團內公司間之交易所產生之未變現虧損按與未變現盈利相同之方式抵銷，惟未變現虧損須並非由減值所產生。

本公司資產負債表內的附屬公司投資乃按成本減任何減值虧損列賬（見附註1(g)）。

(d) 聯營公司

聯營公司是指一家本集團可以對該公司的管理層產生相當大的影響，包括參與財務及經營決策，但不是控制或聯合控制管理層。

於聯營公司的投資是按權益法記入綜合財務報表，並先以成本入賬，然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。綜合收益表反映本集團所佔聯營公司於收購後的年度業績。此包括本年度內任何符合附註1(e)及資產減值（見附註1(g)）之正負商譽。

	附註	二零零二年 千元	二零零一年 千元 （重報）
融資活動			
新借貸款		**49,601**	49,811
償還銀行貸款		**(46,434)**	(17,882)
發行普通股本收入		**717**	462
回購股本		**–**	(365)
已付利息		**(3,134)**	(2,901)
已付股息		**(27,229)**	(58,051)
已付予少數股東之股息		**(942)**	(3,016)
用於融資活動之淨現金		**(27,421)**	(31,942)
現金及現金等價物項目之淨增加		**97,091**	169,135
於一月一日之現金及現金等價物項目		**360,671**	192,297
匯率變動之影響		**3,113**	(761)
於十二月三十一日之現金及現金等價物項目	20	**460,875**	360,671

綜合現金流量表附註

(a) **主要非現金交易**

年內曾以股代息方法支付股息。

第26至54頁各項附註為本報表之一部份。

綜合現金流量表

截至二零零二年十二月三十一日止年度(以港元計)

	附註	二零零二年 千元	二零零一年 千元 (重報)
經營業務			
除税前正常業務溢利		**136,050**	46,227
調整:			
一固定資產之折舊		**80,552**	89,947
一商譽之攤銷		**1,682**	254
一融資成本		**3,134**	2,901
一股息收入		**(546)**	(206)
一利息收入		**(19,741)**	(20,291)
一非交易證券出售及結業之虧損		**8,255**	693
一出售固定資產之(溢利)/虧損		**(2,106)**	48
一所佔聯營公司之虧損/(溢利)		**1,654**	(5,735)
一匯兑盈虧之影響		**367**	442
營運資金變動前之經營溢利		**209,301**	114,280
聯營公司欠款之減少		**1,369**	7,797
交易證券之增加		**(3,542)**	(14,595)
存貨之減少		**15,161**	147,585
客戶及其他應收款項之(增加)/減少		**(31,791)**	114,330
應付票據之減少		**(2,106)**	(4,095)
應付賬款及其他應付款項之增加/(減少)		**21,179**	(87,578)
來自經營業務之現金		**209,571**	277,724
已繳税款			
一已繳付之香港利得税		**(18,981)**	(66)
一已繳付之海外税項		**(3,107)**	(9,760)
來自經營業務之淨現金		**187,483**	267,898
投資活動			
出售固定資產所得款項		**626**	349
購買固定資產之費用		**(99,145)**	(98,867)
出售非交易證券所得款項		**174,213**	103,446
購入非交易證券		**(159,027)**	(92,367)
已收股息		**546**	206
已收利息		**19,816**	20,412
用於投資活動之淨現金		**(62,971)**	(66,821)

綜合權益變動表

截至二零零二年十二月三十一日止年度(以港元計)

	附註	二零零二年 千元	二零零一年 千元
於一月一日股東權益			
從前所報告之數字		**1,295,207**	1,294,816
因僱員福利會計政策變動所作的前期調整	2	**(6,421)**	(5,065)
重報		**1,288,786**	1,289,751
非交易證券重估盈餘/(虧損)	25	**14,090**	(11,552)
換算海外公司財務報表的匯兌差額	25	**3,847**	(155)
未確認在收益表上的淨盈餘/(虧損)		**17,937**	(11,707)
年內淨溢利			
從前所報告之數字			44,637
因僱員福利會計政策變動所作的前期調整			(1,356)
年內淨溢利(二零零一年:重報)		**111,378**	43,281
經轉入收益表中非交易證券出售及結業之重估減值	25	**8,255**	700
年內獲准之股息	10	**(33,014)**	(71,727)
股本變動			
發行股票		**404**	2,604
發行股份產生之溢價		**6,099**	36,255
回購股本		**–**	(371)
		6,503	38,488
於十二月三十一日股東權益		**1,399,845**	1,288,786

第26至54頁各項附註為本報表之一部份。

資產負債表

於二零零二年十二月三十一日（以港元計）

	附註	二零零二年 千元	二零零二年 千元	二零零一年 千元	二零零一年 千元
非流動資產					
附屬公司權益	14		**870,122**		859,065
流動資產					
客戶及其他應收款項		**218**		219	
可收回之稅款	8(b)	**–**		8	
現金及現金等價物	20	**596**		687	
		814		914	
流動負債					
應付賬款及其他應付款項		**8,985**		4,904	
稅項	8(b)	**42**		–	
		9,027		4,904	
流動負債淨額			**(8,213)**		(3,990)
資產淨值			**861,909**		855,075
股本及儲備					
股本	24		**76,023**		75,619
儲備	25		**785,886**		779,456
			861,909		855,075

上述賬項由董事會於二零零三年四月三日核准。

甄仕坤博士
董事

鍾信明
董事

第26至54頁各項附註為本報表之一部份。

綜合資產負債表

於二零零二年十二月三十一日(以港元計)

	附註	二零零二年 千元	二零零二年 千元	二零零一年 千元	二零零一年 千元 (重報)
非流動資產					
固定資產	*12*		**398,080**		393,658
商譽	*13*		**31,704**		33,386
聯營公司權益	*15*		**16,254**		19,276
非交易證券	*16*		**226,765**		227,861
			672,803		674,181
流動資產					
交易證券	*17*	**84,562**		81,020	
存貨	*18*	**198,074**		213,235	
客戶及其他應收款項	*19*	**284,714**		252,998	
現金及現金等價物	*20*	**466,073**		368,578	
		1,033,423		915,831	
流動負債					
銀行貸款及透支	*21*	**61,706**		39,924	
應付票據	*22*	**63**		2,169	
應付賬款及其他應付款項	*22*	**163,685**		158,615	
税項	*8(b)*	**21,345**		25,729	
		246,799		226,437	
流動資產淨額			**786,624**		689,394
資產總額減流動負債			**1,459,427**		1,363,575
非流動負債					
銀行貸款	*21*		–		21,324
可換股票據	*23*		**31,200**		31,200
少數股東權益			**28,382**		22,265
資產淨值			**1,399,845**		1,288,786
股本及儲備					
股本	*24*		**76,023**		75,619
儲備	*25*		**1,323,822**		1,213,167
			1,399,845		1,288,786

上述賬項由董事會於二零零三年四月三日核准。

甄仕坤博士	**鍾信明**
董事	董事

第26至54頁各項附註為本報表之一部份。

綜合收益表

截至二零零二年十二月三十一日止年度(以港元計)

	附註	二零零二年 千元	二零零一年 千元 (重報)
營業額	3	**1,085,558**	1,042,004
其他收入	4	**25,588**	23,439
其他收益淨額	4	**1,744**	7,526
製成品及半製成品存貨之變動		**11,092**	(51,510)
原材料及耗用品		**(539,065)**	(441,919)
存貨撇賬	5	**–**	(42,774)
員工成本		**(205,487)**	(222,915)
折舊		**(80,552)**	(89,947)
其他營運費用		**(158,040)**	(180,511)
經營溢利		**140,838**	43,393
融資成本	6(a)	**(3,134)**	(2,901)
佔聯營公司(虧損)/溢利		**(1,654)**	5,735
除稅前正常業務溢利	6	**136,050**	46,227
稅項	8(a)	**(17,704)**	(13,749)
除稅後正常業務溢利		**118,346**	32,478
少數股東權益		**(6,968)**	10,803
股東應佔溢利	9	**111,378**	43,281
股息	10	**(80,241)**	(38,811)
每股盈利			
基本	11	**37仙**	15仙
攤薄	11	**37仙**	15仙

第26至54頁各項附註為本報表之一部份。

核數師報告書



致精電國際有限公司
(於百慕達註冊成立的有限公司)

各股東:

本核數師(以下簡稱「我們」)已審核刊於第20至54頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

董事的責任須編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何未有遵守現行會計準則的原因。

我們的責任是根據我們審核工作的結果,對該等財務報表作出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就該等財務報表是否存有重要錯誤陳述,作合理的確定,在作出意見時,我們亦已衡量該等財務報表所載資料在整體上是否足夠,我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零二年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量,並已按照香港公認會計原則及香港公司條例之披露規定適當編製。

畢馬威會計師事務所
執業會計師

香港,二零零三年四月三日

在本公司股本中之主要權益

除本公司董事外，在按照證券SDI條例第16(1)條須予保存之股東名冊中並無任何人士或公司在本公司之股本中擁有任何權益。

優先購買權

本公司之公司細則及百慕達法律均無優先購買權條款。

銀行貸款、透支及其他借款

本集團於二零零二年十二月三十一日之銀行貸款、透支及其他借款之詳情載於財務報表附註21及23內。

物業

本集團擁有物業之詳情載於年報第56至57頁。

五年概要

本集團最近五個財政年度之綜合業績及資產與負債概要載於年報第55頁。

買賣或贖回本公司之上市證券

本公司或其任何附屬公司於截至二零零二年十二月三十一日止年度內，概無買賣或贖回本公司之上市證券。

遵守最佳應用守則

本公司於年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

核數師

畢馬威會計師事務所即將告退，惟願應選連任。由畢馬威會計師事務所連任本公司核數師的決議將於下次股東週年大會上提出。

承董事會命
羅志力
秘書

香港，二零零三年四月三日

購股權計劃(續)

	授出日期	於二零零二年一月一日購股權數目	年內授出	年內報廢之購股權數目	年內取消之購股權數目	年內行使之購股權數目	於二零零二年十二月三十一日購股權數目	行使期	行使購股權時將予支付每股價格	購股權授出日之市場價格	購股權行使時之市場價格
董事											
張樹成	二零零二年十月三十日	–	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
甄仕坤	二零零二年十月三十日	–	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
鍾信明	二零零二年十月三十日	–	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
郭兆坤	一九九八年一月一日	400,000	–	(400,000)	–	–	–	二零零零年一月一日至二零零二年十二月三十一日	10.55	13.20	N/A
	一九九九年六月九日	150,000	–	–	–	–	150,000	一九九九年七月九日至二零零九年七月八日	10.90	15.00	N/A
	二零零二年十月三十日	–	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
僱員	一九九八年一月一日	1,139,500	–	(1,096,500)	(43,000)	–	–	二零零零年一月一日至二零零二年十二月三十一日	10.55	13.20	N/A
	一九九九年六月九日	472,750	–	–	(26,000)	–	446,750	一九九九年七月九日至二零零九年七月八日	10.90	15.00	N/A
	二零零零年六月一日	780,000	–	–	(47,000)	–	733,000	二零零零年七月一日至二零一零年六月三十日	11.30	13.40	N/A
	二零零一年八月三十日	850,000	–	–	(7,000)	(226,500)	616,500	二零零一年八月三十日至二零一一年八月二十九日	3.06	3.68	5.72
	二零零二年九月十三日	–	724,500	–	(7,000)	(6,000)	711,500	二零零二年九月十三日至二零一二年九月十二日	3.905	3.85	4.65
		3,792,250	4,724,500	(1,496,500)	(130,000)	(232,500)	6,657,750				

除上文所披露者外,本公司或其任何附屬公司在任何時間概無訂立任何安排致使董事、其配偶或十八歲以下子女可透過購入本公司或任何其他法人之股份或債券從而得益。

購股權計劃

本公司有一項於一九九一年六月六日獲採納以及於一九九九年六月八日經修訂之購股權計劃(舊計劃),舊計劃於二零零一年六月五日期滿。

本公司有一項於二零零一年六月廿二日獲採納之新購股權計劃(新計劃)以作鼓勵本集團員工。新計劃有效期至二零零六年六月二十一日。

新舊計劃的進一步細節列示於財務表報附註24。根據購股權計劃可授出之購股權(連同已行使及暫時尚未行使購股權)可認購之普通股數目最多不得超過本公司已發行股本之10%(不包括因行使購股權而發行之任何股份)。二零零二年十二月三十一日的購股權計劃的可發行股份總數為本公司當日發行股本之2.19%。

按照柏力克•舒爾斯期權價格模式,於二零零二年授出日估計之購股權加權平均值為2.68港元(二零零一年:2.71港元)。加權平均之假設如下:

	二零零二年	二零零一年
無風險回報率	**4.54%**	5.72%
預期有效年期	**10年**	10年
波幅	**47.04**	57.52

柏力克•舒爾斯期權價格模式的用途是評估不受權益歸屬限制且可全面轉讓之公開買賣期權的公平價值。此模式只是評估期權公平價值的常用模式之一。期權之價值會隨着若干主觀假設的不同變項而改變。倘所採納之變項出現任何變動,便可能對評估期權之公平價值產生重大影響。因此,此模式未必可作為衡量期權公平價值可靠指標。

董事之股份權益(續)

(b) 在附屬公司之權益

	精電有限公司 每股1,000港元之 無投票權遞延股份	多源地產有限公司 之每股100港元之 無投票權遞延股份
張樹成博士	960	78
甄仕坤博士	123	10
鍾信明*	50	8
郭兆坤	50	4
李冠南	123	10
	1,306	110

* *鍾信明先生持有為多源地產有限公司之所有無投票權遞延股份股東托管之多源地產4股無投票權遞延股份。*

董事之服務合約

張樹成博士、甄仕坤博士、鍾信明先生及郭兆坤先生彼等與本公司分別簽訂之管理合約,簽約雙方任何一方如要終止合約,必須於三個月前作出書面通知。

非執行董事之任期,至二零零三年十二月三十一日屆滿。如雙方同意,非執行董事之任期可重新制訂。

本公司或其他任何附屬公司並無與即將召開之股東週年大會候選連任之董事訂立僱主不得在一年內無須作出賠償(除法定賠償外)下將其終止之任何服務合約。

董事之合約權益

本年度內或年結時,董事與本公司或各附屬公司概無簽訂任何有關公司業務而直接或間接擁有重大權益之重要合約。

董事會

在本財政年度內及截至本報表之日期止之董事如下:

張樹成博士－*主席*
甄仕坤博士
鍾信明
郭兆坤
李冠南*
高錕教授**
呂志成**
廖約克博士*　　　　*(於二零零二年六月一日辭任)*

*　*非執行董事*

**　*獨立非執行董事*

根據本公司之公司細則規定,高錕教授及鍾信明先生均須輪值退任,於下次股東週年大會候選連任。

董事之股份權益

按照證券(公開權益)條例(SDI條例)第29條須予保存之股東名冊內之記錄,於二零零二年十二月三十一日任職之各董事該日在本公司及其附屬公司之已發行股本中擁有下列權益:

(a)　**在本公司之權益**

	每股0.25港元之股份	
	個人權益	**公司權益**
精電國際有限公司		
張樹成博士	21,445	68,386,479 *(附註1)*
甄仕坤博士	10,371,072	－
鍾信明	4,511,314	－
郭兆坤	2,112,959	－
李冠南	－	4,166,978 *(附註2)*

附註:

1. 張樹成博士及其妻子謝依玲女士之家庭信託為Colville Group Limited已發行股本之實益擁有人,而該公司持有本公司股份68,386,479股。

2. 李冠南先生為Pressman Holdings Limited全部股本之唯一實益擁有人,而該公司持有本公司股份4,166,978股。

董事會欣然提呈其截至二零零二年十二月三十一日止年度之年報連同經審核財務報表。

主要業務

本公司之主要業務為投資控股。本集團之主要業務則為設計、製造及銷售液晶顯示器及有關產品。

本公司及其附屬公司於本財政年度內之主要業務及按地域劃分之營業額分析之詳情載於財務報表附註26。

附屬公司

本公司之附屬公司於二零零二年十二月三十一日之詳情載於財務報表附註14。

財務報表

本集團截至二零零二年十二月三十一日止年度之溢利及本公司與本集團於該日之財政狀況載於本年報第20至第54頁內。

本公司已於二零零二年十一月二十八日派付中期股息每股港幣4.4仙(二零零一年:6.5仙)。董事會現建議派發截至二零零二年十二月三十一日止年度特別股息每股港幣4仙(二零零一年:4仙)及末期股息每股港幣18仙(二零零一年:2.5仙)。

股本

年內股本之變動詳載於賬項附註24,年內因行使購股權及以股代息而發行股份。

公益捐款

本集團於年內並無捐款(二零零一年:332,000港元)。

固定資產

年內固定資產之變動載於財務報表附註12。

4. 高級管理人員簡介(續)

佘克基博士,53歲,精電(馬來西亞)之行政總裁及董事。彼於一九七五年取得北卡羅萊納州大學理論物理學博士學位後,隨即服役新加坡武裝部隊,擔任砲隊軍官,直至一九七八年服役完畢,便加入Printed Circuits International Ltd. (Singapore),出任項目工程師,至一九八一年離任時為液晶顯示器產品總監。於一九八一至一九九六年間,彼效力Donnelly Corporation (U.S.A.),先後擔任應用研究經理、技術總監,最後成為Donnelly於中國煙台之附屬公司之總經理。彼於一九九六年七月加入精電(馬來西亞)。

張添華,53歲,精電(馬來西亞)之總經理。彼於一九七五年畢業於伯明罕大學,持有理科碩士學位,且於National Semiconductor Corp.任職品質保證工程經理三年,然後於馬來西亞其他數間公司擔任總經理。彼於一九九二年加入精電。

5. 員工退休計劃

本公司之附屬公司精電有限公司實行一項規定供款退休計劃,該退休計劃之資產獨立於本集團。該項計劃以信託形式正式成立,且根據稅務條例第87A條經稅務局批准。僱員及僱主均須在該項計劃下供款,金額為僱員基本月薪之5%。

本年度計入收益表之退休計劃總成本為5,879,000港元(二零零一年:6,188,000港元)。管理該項計劃之費用從僱主之供款中扣除。僱主將被沒收之供款用以抵銷日後之供款。年內作此用途之金額為201,000港元(二零零一年:1,552,000港元),而於二零零二年十二月三十一日並無可作此用途之金額(二零零一:無)。

自二零零零年十二月一日起,本集團亦實行一項由香港強制性公積金計劃管理局推行之強積金計劃。現時的退休計劃是一個額外供款計劃。該強積金計劃乃為一項規定供款退休福利計劃,並由獨立託管人監管。僱主及僱員均須為強積金計劃供款,總額相等於各僱員收入之10%。僱主所作之供款於支付予相應強積金計劃時即100%由僱員戶口擁有,惟所有自強制性供款所取得之收益須保留直至該僱員達到65歲退休年齡(若干特殊情況除外)。退休計劃內的歸屬百份比維持不變。

精電(馬來西亞)根據一九五一年僱員公積金法例實行一項員工公積金計劃。根據該法例僱主及僱員均須供款,金額為僱員基本月薪之若干百分率。本年度計入收益表之僱主供款總額為1,877,000港元(二零零一年:2,193,000港元)。

4. 高級管理人員簡介

本財政年度本公司之管理人員如下：

香港及中國

Craig Masterton	副營運總監
潘啟祥	財務總監
馮若強博士	企劃經理
何基培	技術經理／LCM研發
徐惠然	人力資源經理

馬來西亞

佘克基博士	精電（馬來西亞）之行政總裁
張添華	精電（馬來西亞）之總經理

管理人員之詳細資料如下：

Craig Masterton，55歲，副營運總監。主要負責製造、品質、物料控制、設計發展、工序流程及採購。彼於美國紐哈芬市大學獲「企業效益」之碩士學位，並於美國耶魯大學繼續深造「企業效益」。彼擁有超過30年工作經驗，遍及各種行業，其中9年曾為多間國際公司的顧問。

潘啟祥，42歲，本集團之財務總監，負責集團整體財務事宜。彼為英國特許管理會計師，亦為香港會計師公會資深會員。彼於一九九七年加入本集團前，於數間跨國企業擁有超過15年工作經驗。彼現為香港總商會工業及科技委員會主席，香港生產力促進局委員，及職業訓練局技師訓練委員會委員。

馮若強博士，48歲，為精電有限公司企劃經理。彼於一九八一年畢業於渥太華大學，持有電子電機工程學學士學位。彼多年來於香港及美國兩地均從事液晶顯示器出產工作。彼於一九八九年至一九九四年期間，於肯特州立大學取得物理學碩士及博士學位，並於一九九五年加入本集團。

何基培，56歲，一九七三年畢業於香港理工學院，持有電機工程高級證書，且於一九八二年加入本集團。彼負責液晶體微型組件產品之研究及發展事宜。

徐惠然，48歲，精電有限公司之人力資源經理。畢業於英國Kingston University，持有英國(MIPM)及加拿大(CHRP)人事學會的認可專業資格。在人力資源部管理層有二十多年工作經驗，彼於二零零零年加入本集團前，曾任職於香港、中國、加拿大及台灣等地區及為多間外資企業的人事經理。彼為香港人力資源管理學會、香港培訓及發展學會和多間人力資源管理專業組織之成員。

3. 董事之詳細資料(續)

甄仕坤博士,59歲,本公司董事,負責監督運作及擴展事宜。彼獲麻省理工學院頒發物理學博士學位,並為美國Wesleyan University之博士後研究人員。彼於一九七八年至一九八七年期間曾先後任教於浸會學院及香港理工學院。彼自一九七八年已成為本公司董事,後更於一九八七年擔任業務經理一職。

鍾信明,56歲,本公司及本集團主要生產附屬公司-精電有限公司之董事,負責生產規劃及市場推廣。彼持有伯克利加州大學之電子工程理學士學位。彼於一九七八年加入精電前,曾於一九七零年至一九七八年期間任職於泰和電子公司。

郭兆坤,51歲,本公司董事,負責技術發展。彼畢業於香港大學,其後取得香港中文大學之電子學碩士學位。彼於一九七九年加入精電前,曾任職於美科電子有限公司及安培泛達有限公司。

李冠南,62歲,本公司前執行董事,主要負責項目發展。彼持有新南威爾斯大學之工程理科碩士學位,自一九六六年至一九七四年期間任職於澳洲AWA Limited。其後彼於一九八六年全時間任職於精電前,曾在香港中文大學教授電子學,惟自精電創立後,彼一直擔任董事一職。自二零零一年轉為非執行董事。

高錕教授,69歲,自一九九一年起為本公司之獨立非執行董事。彼亦為本公司之審核委員會成員。彼為香港中文大學前任校長(八七年十月至九六年七月)。彼獲倫敦大學頒發哲學博士學位,且為世界知名之電訊及纖維光學專家。自一九九六年退休後,彼成為顧問。彼現擔任其顧問公司ITX Services Limited之主席及行政總裁之職。

呂志成,57歲,自一九九一年起為本公司之獨立非執行董事。彼亦為本公司之審核委員會主席。彼為英國及威爾斯特許會計師公會之資深會員、英國特許稅務公會之會員以及香港會計師公會之會員。彼於香港任職會計師達24年,且獨資經營呂志成會計師事務所。

1. 客戶及供應商

以下為本集團截至二零零二年十二月三十一日止財政年度內之主要客戶銷售額及供應商之購買額資料：

(a) 主要客戶

	佔本集團之銷售總額比率
最大客戶	7%
五大客戶之總和	24%

(b) 主要供應商

	佔本集團之購買總額比率
最大供應商	8%
五大供應商之總和	32%

本年度內，概無董事、彼等之聯繫人士及任何股東（據董事所知，持有本公司股本超過5%之人士）於本集團主要客戶及供應商擁有實質權益。

2. 財務回顧

本集團於截至二零零二年十二月三十一日止年度之主要收入大部分來自銷售液晶顯示器及液晶體顯示器微型組件。全年營業額達1,085,558,000港元，較上年度上升4.2%。經營溢利為140,838,000港元。股東應佔溢利為111,378,000港元，較上年度上升157.3%。

本集團於二零零二年度出現現金流入淨額。於二零零二年十二月三十一日結存於銀行及其他財務機構之存款及現金，經扣除銀行透支，總額為460,875,000港元。

3. 董事之詳細資料

張樹成博士，59歲，本集團主席。彼於一九六九年取得曼徹斯特大學科學及技術研究院之固態電子學博士學位；於一九七八年與其他董事共同創辦精電前，曾在香港中文大學教授物理及電子學。彼現時亦為於香港聯合交易所上市之時捷集團有限公司及富士高實業控股有限公司之非執行董事。彼現時亦為香港貿易發展局轄下之電子／電器業顧問委員會成員，香港關鍵性零部件製造業協會之名譽顧問及香港攝影及光學製造業協會之名譽主席。

僱員及薪酬政策

於二零零二年十二月三十一日，本集團於全球共僱用4,150名員工，其中約529名，3,066名及555名分別駐於香港，中國及海外。本集團僱員之薪酬乃根據彼等之表現、資歷及市場現行薪酬水平而釐定。本集團制定有僱員購股權計劃，並為其在中國之僱員提供免費宿舍。有關董事薪酬之詳情，請參考財務報表附註7。

或然負債

有關或然負債之詳情載於財務報表附註28 。

外滙風險

本集團大部分業務仍然以美元及港元結算，再加上本集團大部分資產亦以此兩種貨幣作為單位，可確保本集團之滙率波動風險甚微。

本集團的表現在主席報告中有詳細分析。此部份旨在提供在主席報告中沒有提及的資料。

現金流量

儘管本集團在二零零二年繳付了港幣99,000,000元購買固定資產，現金及現金等價物項目之淨增加為港幣97,000,000元。

來自經營業務之現金為港幣210,000,000元，二零零一年之比較數字為港幣278,000,000元。變動原因乃客戶及其他應收款項輕微上升。另外，在二零零一年有大量現金因存貨及應收款項從高水平降低而產生。

用於投資活動之淨現金由二零零一年之港幣67,000,000元減少至本年之港幣63,000,000元。該輕微減少之原因為年內有一非交易互惠基金結業之收入。該基金之結業為集團帶來港幣10,500,000元之虧損。購買固定資產之支出為港幣99,000,000元，與二零零一年之數字相約。該等支出主要為中國河源新廠房之建築費用及其他廠房之必要之擴張費用。

由於二零零二年之已付股息較二零零一年少及償還之銀行貸款較二零零一年多所以用於融資活動之淨現金由二零零一年之港幣32,000,000元減少至二零零二年之港幣27,000,000元。

財務狀況，流動資金及財政資源

於二零零二年十二月三十一日之總資產為港幣116,000,000元，較二零零一年上升7.3%。主要原因為流動資金之上升。流動資金包括交易及非交易證券，現金及現金等價物。於二零零二年十二月三十一日之流動資金達港幣777,000,000元。

本集團在二零零二年十二月三十一日止年度之存貨流動比率為5.3倍，二零零一年度同期之比較數字為3.63倍。增加之主要原因為工廠及分銷渠道之存貨管理之改進。存貨流動比率之定義為年內之營業額除以平均存貨。

於二零零二年十二月三十一日止年度之客戶應收款及應收票據平均為79.6日，與二零零一年同期之比較數字79.1日相約。營運資金（乃流動資產減流動負債）較二零零一年增加港幣97,200,000元。主要原因為現金及現金等價物之增加。

於二零零二年十二月三十一日總負債與總資金（負債加股本及儲備）之比率為6.2%，二零零一年十二月三十一日之比較數字為6.7%。若非交易互惠基金結業之虧損不計算在內，二零零二年十二月三十一日之資產回報率為8.7%，二零零一年同期較字（不計算存貨撇賬在內）為6.7%。

面對目前的市場環境，明確的企業策略與高度的生產靈活性均為保持競爭力的關鍵。邁向業務的二十五週年，精電於二零零三年的目標是在提升營業額增長的同時，繼續提高效率，以改善盈利。中國經濟的迅速擴展將繼續為集團中國國內業務帶來有利的市場環境。憑藉生產優質顯示屏的卓越能力，及清華大學企業集團的支援，集團之優勢將被進一步加強。

縱然集團的短期訂單令人鼓舞，受現時全球環境的影響，市場上長期訂單的可見度仍屬偏低。但持續的生產技術檢討將有助擴展業務。與杜邦顯示器部門的合作及柯達的專利協議，讓集團準備就緒，迎接有機發光二極管顯示屏市場成熟時的商機。為增加我們的產品種類，集團將積極發展全彩色有機發光二極管顯示屏。在研發方面，我們將重點加強提升生產能力，以配合市場需要。除發展新產品外，改良現有產品及有效的市場策略同樣是重要元素。


黑白雙穩態膽甾顯示在電子書應用

提升營運槓桿效益也是重要的工作。河源新廠房的興建已竣工，現正進行設備裝置，預期可於下半年度開始運作。另一方面，集團已為其檳城廠房投放資源，但管理層對其於短期內能提高營運效能抱審慎態度。憑藉我們不斷致力檢討及精簡營運，我們的效率將被進一步提高。

憑藉明確的擴展計劃及審慎的生產管理，本集團現已重上軌道，爭取更好表現。精電將致力運用其生產優勢及創新意念，為股東爭取更佳的回報。

最後，我謹代表董事局向在過去一年不斷努力和作出貢獻的同事致謝。同時，亦感謝客戶、供應商及股東對我們的支持。我期望可於未來的日子與他們有更緊密的合作，以爭取更好成績。

張樹成博士

主席

香港，二零零三年四月三日


We Put Our Heart on DISPLAY

除業績改善外，我們在技術研發上亦取得新進展。本集團的雙穩態膽醇晶體顯示器榮獲香港電子業協會頒發二零零二年最傑出創意及科技銀獎，確認集團產品的創新設計、功能及技術。我們亦已完成單色及彩色有機發光二極管顯示屏產品。本集團亦於下半年透過落實多項策略性合作協議，積極地提升技術。其中包括與杜邦顯示器部門結盟，組裝及參與分銷有機發光二極管顯示屏組件。本集團亦與柯達公司簽訂專利協議，授權本集團可利用柯達的有機小分子技術，製造及銷售被動陣列有機發光二極管顯示屏模組，成為首間取得此柯達專利授權之香港公司。除此以外，本集團更與英國ZBD Display Limited達成合作協議，發展「零電源」顯示屏的製造工藝。年內，本集團亦成功落實彩色STN新產品原型訂單。這些策略性聯盟為精電未來發展鋪路，讓集團穩守於行業的領導位置，並能抓緊市場上商機。



矽液晶高解像背投電視

本集團的資產負債狀況保持穩健。即使於回顧年內集團需支付河源新廠房的興建及購置新設備之費用，集團的營運流動資金亦非常充裕，集團於年結日之淨流動資金較二零零一年年結日所報告數字高16.2%達716,000,000港元。為貫徹審慎的財務管理，本集團基本上無負債。存貨量亦較去年年結時的水平為低。

展望

現時困擾著全球經濟的不明朗因素預期將持續至二零零三年，營造了一個審慎的商業氣氛。在眾多的因素中，以美國經濟可能出現衰退為最具影響力，但在另一方面，中國市場的前景將持續樂觀，其電訊業的增長動力亦將會持續。我們期望中國市場的銷售將繼續強勁增長，於來年創出新高。在液晶顯示屏行業，彩色顯示屏的普及化，尤其於手提電子產品之應用將成為行業有力的支持，並對未來一年行業的穩定發展有重要的幫助。為保持集團的競爭優勢，我們除提供彩色STN方案外，亦將透過與TFT製造商結盟，組裝TFT屏幕，務求在競爭對手中突圍而出。


1.8' Col TFT LCD
128xRGBx160
65k/262k colors
As - TFT
Transmissive Type
White LEDs
Varitronix Limited
VB

彩色TFT顯示模塊

業務回顧

營運回顧

二零零二年是精電穩健發展的一年，此可從集團令人鼓舞的業績改善，以及在技術方面的務實發展而反映。受惠於中國市場的顯著銷售增長，營業額較二零零一年上升 4.2%，達1,086,000,000港元。歐洲繼續成為本集團的最大市場，佔總營業額的50.6%。與二零零一年比較，來自北美洲市場的銷售減少至11.3%，遞減部份原因可歸結為越來越多的客戶把生產基地遷往中國，從而要求中國國內交收，因此，香港／中國市場的比重由11.7%增加至26.0%。中國銷售的顯著增幅，除了上述因素外還有賴於我們的合營伙伴－清華大學企業集團的鼎力支持，他們除協助集團擴展業務網絡外，更提供策略性指引。此外，這升幅亦反映了中國本土電訊業的蓬勃發展。

汽車產品的銷售較去年有大幅的增長，是由於集團在二零零一年榮獲QS9000品質認證及我們深入了解客戶的要求所累積的成果。鑒於嚴謹的產品要求，這認證將繼續成為我們取得汽車產品客戶的關鍵因素。此外，憑著集團富靈活性的生產設施及超卓的科技能力，集團於下半年度成功獲得多個來自中國客戶的重大電訊產品訂單。雖然如此，集團於回顧年來整體電訊產品的銷售卻較去年為低，此乃由於集團於二零零一年上半年度的電訊產品銷售乃包括了對上年度積存之訂單。然而，電訊行業的銷售經過一年整固後，已於二零零二年下半年開始逐漸改善。工業產品繼續成為我們最重要的產品類別。縱使疲弱的經濟狀況瀰漫著全球多個地區，我們的工業產品維持穩定的表現。


1.89' Col r STN LCD
128xRGBx160
65k colors
3 Ledge Free
Transflective Type
White LEDs
Varitronix Limited
VB
彩色STN顯示屏

本集團致力改善業績之策略已奏效，並已進一步改善上半年之業績。綜觀全年表現，本集團的股東應佔溢利為111,000,000港元，較去年上升157.3%。雖然面對劇烈的市場競爭環境，集團的邊際利潤還是有所改善。審慎的生產規劃及嚴謹的成本控制為背後的重要元素。除此以外，營運管理持續改善及精簡工序亦同樣重要，這有助降低整體營運成本。縱使整體銷售上升，員工成本及其他營運開支還可以同時下降。如撇除集團上半年因結束一項投資項目而錄得的約一千萬港元投資虧損，我們應可錄得更高的盈利。此外，若集團能於年內扭轉其檳城廠房之的經營狀況，整體的業績應有更好的表現。

產品銷售地點


2002
2001

	2002	2001
香港及中國	**26.0%**	11.7%
亞洲其他地區	**10.4%**	11.8%
北美洲	**11.3%**	21.3%
英國	**9.6%**	10.7%
德國	**8.7%**	7.9%
法國	**14.0%**	14.4%
其他歐洲國家	**18.3%**	21.3%
其他	**1.7%**	0.9%
總數	**100%**	100%

營業額／除稅後溢利


港幣（百萬元）
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
909
308
846
259
1,254
206
1,042
34
1,086
111
1998
1999
2000
2001
2002
營業額
除稅後溢利

股價走勢（一九九一年七月一日至二零零三年三月三十一日）


港元
25
20
15
10
5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
高位-低位
25天線
200天線

公司資料

董事會
張樹成博士（*主席*）
甄仕坤博士
鍾信明
郭兆坤
李冠南*
高錕教授**
呂志成**

* *非執行董事*
** *獨立非執行董事*

秘書
羅志力

律師
胡關李羅律師行

核數師
畢馬威會計師事務所

銀行
滙豐私人銀行（瑞士）有限公司
花旗銀行
渣打銀行
上海商業銀行

註冊辦事處
Clarendon House
Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點
香港
將軍澳
將軍澳工業村
駿昌街22 號

主要股份登記處
Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Hamilton
Bermuda

香港股份登記分處
香港中央證券登記有限公司
香港
皇后大道東183 號
合和中心19樓

美國預託證券機構
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

網址
http://www.varitronix.com

目錄

二零零二年

年報




VL OLED AREA
COLOR DEMO







精電國際有限公司

